Exhibit 2.1

Execution Version

UNIT PURCHASE AGREEMENT

by and among

BLACK ELK REFINING, LLC,

AS SELLER,

PAR WYOMING, LLC,

AS BUYER,

and

PAR PACIFIC HOLDINGS, INC.,

solely for certain limited purposes specified herein

dated as of

June 13, 2016

i

EXHIBITS:

Exhibit A	Form of Officer’s Certificate
Exhibit B	Form of Closing Certificate
Exhibit C	Form of Assignment of Units
Exhibit D	Form of Resignation Letter
Exhibit E	Form of Restrictive Covenants and Transaction Closing Agreement
Exhibit F	Company Severance Plan
Exhibit G-1	May OEM Inventory
Exhibit G-2	Hydrocarbon Inventory Measurement Procedures
Exhibit G-3	Hydrocarbon Inventory Valuation Procedures

OTHER SCHEDULES:

Schedule 1.1	Buyer’s Knowledge Persons
Schedule 1.2	Seller’s Knowledge Persons
Schedule 1.3	Members
Schedule 5.3	Operation of Business
Schedule 5.13	Active Seller Guarantees
Schedule 6.3(a)	Employees; Employee Obligations
Schedule 9.1(b)	Debt Commitment Letter

DISCLOSURE SCHEDULE:

Section 3.2(b)	Buyer Consents and Approvals
Section 4.2(b)	Consents and Approvals
Section 4.3	Non-Contravention
Section 4.5(a)	Assets – Liens; Ordinary Course of Business
Section 4.5(b)	Refinery Assets and Pipeline Property
Section 4.7	Financial Statements
Section 4.8	Subsequent Events
Section 4.10	Tax Matters
Section 4.10(m)	Tax Partnership Exceptions
Section 4.11(a)	Owned Real Property
Section 4.11(b)	Leased Real Property
Section 4.12	Registered Intellectual Property
Section 4.13(a)	Material Contracts
Section 4.13(c)	Government Contracts
Section 4.15(a)	Litigation and Claims
Section 4.15(b)	Government Orders
Section 4.16(a)	Company Benefit Plans
Section 4.16(e)	Company Benefit Plans – Termination Related Benefits
Section 4.18	Material Permits
Section 4.19(b)	Environmental Permits
Section 4.19(d)	Environmental Laws – No Violations of Law
Section 4.19(e)	Environmental Laws – Proceedings
Section 4.19(f)	Environmental Laws – Governmental Orders

Section 4.24	Accounts Receivable
Section 4.25	Material Customers
Section 4.26	Bank Accounts
Section 4.27	Bonds and Credit Support
Section 4.28	Material Suppliers
Section 4.29	Affiliate Relationships

v

UNIT PURCHASE AGREEMENT

This Unit Purchase Agreement (this “Agreement”) is entered into as of June 13, 2016 (the “Execution Date”), by and among Black Elk Refining, LLC, a Delaware limited liability company (“Seller”) and Par Wyoming, LLC, a Delaware limited liability company (“Buyer”), and solely for purposes of Section 5.12, Section 5.13, Section 9.2(c) and Section 10.2, Par Pacific Holdings, Inc., a Delaware corporation (“Parent”). Each of Seller and Buyer is referred in this Agreement singularly as a “Party” and, collectively, as the “Parties.”

WHEREAS, Seller owns 100% of the issued and outstanding Capital Stock in Hermes Consolidated, LLC, a Delaware limited liability company (d/b/a Wyoming Refining Company) (“Refining Company” and such outstanding Capital Stock of Refining Company, the “Units”);

WHEREAS, Refining Company owns 100% of the issued and outstanding Capital Stock in Wyoming Pipeline Company LLC, a Wyoming limited liability company (“Pipeline Company” and together with Refining Company, each a “Company” and together the “Companies”); and

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, the Units.

NOW, THEREFORE, in consideration of the premises and the mutual promises made in this Agreement, and the representations, warranties and covenants contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE 1

DEFINITIONS

Capitalized terms used herein shall have the meanings set forth in this Article 1.

“1979 Consent Decree” means that certain Consent Decree entered on August 24, 1979 in People of the State of Wyoming, Plaintiffs, v. Wyoming Refining Company, Division of Hermes Products, Inc., Defendant, currently pending before the District Court of the First Judicial District, County of Laramie, State of Wyoming, under Docket No. 86-108, as modified from time to time.

“ABL Facility” means the provisions of the Credit Facility pursuant to which the lenders thereto have agreed to make, and governing the making of, Revolver Loans (as such term is defined in the Credit Facility) and to issue Letters of Credit (as such term is defined in the Credit Facility).

“ACA” has the meaning set forth in Section 4.16(i).

“Accountants” means PricewaterhouseCoopers LLP, or such other nationally recognized certified public independent accounting firm as is acceptable to Buyer and Seller.

“Accounts Receivable” has the meaning set forth in Section 4.24(a).

“Accredited Investor” has the meaning set forth in Rule 501 of Regulation D promulgated under the Securities Act.

“Acquisition Proposal” has the meaning set forth in Section 5.6.

“Active Seller Guarantees” has the meaning set forth in Section 5.13.

“Adverse Consequences” means all Proceedings, charges, complaints, demands, injunctions, judgments, orders, decrees, awards, rulings, damages, penalties, fines, costs, reasonable amounts paid in settlement, Liabilities, obligations, Taxes, Liens, losses, expenses and fees, including court costs and reasonable attorneys’ fees and expenses.

“Affiliate” means, with respect to any Entity, any other Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Entity through one or more intermediaries or otherwise. For the purposes of this definition, “control” means, where used with respect to any Entity, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Entity, whether through the ownership of voting securities or interests, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings. For the avoidance of doubt, each of the Companies are Affiliates of Seller prior to the Closing and, from and after the Closing, each of the Companies shall be Affiliates of Buyer.

“Agreed Employee Obligations” means those Employee Obligations with respect to the Employees identified as Non-Continued Employees or Transitional Employees on the Employee Severance Schedule in an amount set forth next to each Employee’s name on Schedule 6.3(a).

“Agreement” has the meaning set forth in the preface above.

“Allocation Schedule” has the meaning set forth in Section 6.4(j).

“Antitrust Laws” has the meaning set forth in Section 5.2(c).

“Assets” means all of the assets, property and rights that are owned or leased by the Companies, including Leased Property, Owned Property, the Pipeline Property and Material Contracts.

“Balance Sheet Date” has the meaning set forth in Section 4.7.

“Benzene Reduction Project” means the capital project for the engineering, design, construction and installation of a reformate-alkylation unit in the Refinery utilizing certain proprietary technology licensed from Badger Technologies, L.L.C.

“Business Day” means any day that is not a Saturday, Sunday or other day on which banks are closed in New York, New York or Houston, Texas.

“Buyer” has the meaning set forth in the preface above.

“Buyer Benefit Plan” has the meaning set forth in Section 6.3(c).

“Buyer Indemnified Persons” has the meaning set forth in Section 8.2.

“Capital Stock” means (i) with respect to any Person that is a corporation, any and all shares, interests, participation or other equivalents (however designated and whether or not voting) of corporate stock, including the common stock of such Person, and (ii) with respect to any Person that is not a corporation, any and all partnership, limited liability company membership or other equity interests of such Person.

“CERCLA” has the meaning set forth in the definition of Environmental Laws.

“Claim for Indemnification” means a written notice by Buyer or Seller to the other asserting a claim under Article 8. Such notice shall be sufficient if (i) it is delivered in accordance with Section 11.7 and (ii) it provides a general description of the Adverse Consequences that the Indemnified Party may suffer, with an estimate, if reasonably ascertainable, of the extent of the dollar amount of Adverse Consequences known at such time.

“Closing” has the meaning set forth in Section 2.4.

“Closing Cash Payment” has the meaning set forth in Section 2.3(a).

“Closing Date” has the meaning set forth in Section 2.4.

“Closing Indebtedness” means all Indebtedness of any Company, including but not limited to the Indebtedness outstanding under the Term Loan Facility (but excluding (i) Indebtedness outstanding under the ABL Facility and (ii) obligations of any Company for capitalized leases as reflected on the unaudited consolidated balance sheet of the Companies for the month ended April 30, 2016), in each case which has not been fully satisfied and discharged as of Closing without any remaining liability to any Company.

“Closing Inventory Statement” has the meaning set forth in Section 5.7(g).

“Closing Inventory Value” has the meaning set forth in Section 5.7(g).

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, as codified in ERISA §§601-607 and Code §4980B, and applicable similar state Law.

“Code” means the Internal Revenue Code of 1986, as amended, and all regulations and rules thereunder.

“Company” and “Companies” has the meaning set forth in the preface above.

“Company Benefit Plans” has the meaning set forth in Section 4.16(a).

“Company Intellectual Property” means all Intellectual Property owned by or licensed to a Company and used in the businesses of the Companies as conducted on the Execution Date.

“Company Monthly Financial Statements” has the meaning set forth in Section 5.11.

“Company Records” has the meaning set forth in Section 4.23.

“Company Severance Plan” means the Black Elk Refining LLC Severance Plan, which is for the benefit of the employees of the Companies in connection with a “Transaction” (as defined therein), a true and complete copy of which is attached as Exhibit F.

“Confidential Information” means any Confidential Information (as defined in the Confidentiality Agreement).

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of March 31, 2016, between Parent and Seller, as amended.

“Continued Employee” has the meaning set forth in Section 6.3(a).

“Covered Persons” has the meaning set forth in Section 6.3(g).

“Credit Facility” means the Third Amended and Restated Loan and Security Agreement, dated as of April 30, 2015 (as amended, restated or otherwise modified), among the lenders party thereto; Bank of America, N.A., as agent; the Companies, as borrowers; and Seller, as a guarantor, which establishes the ABL Facility and the Term Loan Facility.

“Deposit” means the $5,000,000 cash deposit deposited by Parent with the Deposit Bank prior to the date hereof.

“Deposit Amount” has the meaning set forth Section 2.2.

“Deposit Bank” means Bank of America, National Association.

“Disclosure Schedule” means the disclosure schedule attached to this Agreement.

“Dispute Inspector” has the meaning set forth in Section 5.7(h).

“Due Date” has the meaning set forth in Section 6.4(a)(i).

“Easements” means all easements, rights-of-way, licenses or other rights to use land held for use by either Company in respect of the Pipeline Property, the Owned Property or the Leased Property.

“Employee Benefit Plan” means any “employee benefit plan” (as such term is defined in ERISA §3(3)) and any other employee compensation or benefit plan, program, policy, agreement or arrangement, including any employment agreement, change in control payment, bonuses, equity incentive compensation, deferred compensation, phantom equity, fringe benefit plan, short-term disability, vacation or other paid time off.

“Employee Obligations” means, with respect to any Employee, the amount of severance pay under (i) an employment agreement entered into between the Companies (or their subsidiaries) and an Employee or, (ii) in the event no employment agreement applies for a particular Employee, the Company Severance Plan (pursuant to the terms of such plan as in effect on the Execution Date other than to transfer the sponsorship as contemplated by Section 6.3(b)), together with any other direct costs associated with the termination of employment of such Employee, such as accrued vacation pay, in each case assuming their employment is terminated as of the Closing Date.

“Employee Severance Schedule” has the meaning set forth in Section 6.3(a).

“Employee Welfare Benefit Plan” has the meaning set forth in ERISA §3(1).

“Employees” has the meaning set forth in Section 4.17.

“Entity” means any Person that is not an individual.

“Environmental Laws” means any and all Laws in existence as of the Execution Date pertaining to: (i) the protection of the environment or natural resources, (ii) prevention of pollution or remediation of contamination, (iii) protecting public and employee health and safety from exposure to Hazardous Materials or (iv) public and occupational health and safety, in each case, in any and all jurisdictions in which the Companies own or lease property or conduct business or in which the Assets are located, including the Clean Air Act, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (“CERCLA”), the Federal Water Pollution Control Act, the Occupational Safety and Health Act of 1970, the Resource Conservation and Recovery Act of 1976, the Safe Drinking Water Act, the Toxic Substances Control Act, the Hazardous & Solid Waste Amendments Act of 1984, the Superfund Amendments and Reauthorization Act of 1986, the Hazardous Materials Transportation Act, the Oil Pollution Act of 1990 and any state or local Laws implementing or substantially equivalent to the foregoing federal Laws, in each case as amended through the Execution Date.

“Environmental Permits” means all permits, approvals, identification numbers, licenses and other authorizations, in each case, that are required under or issued pursuant to any applicable Environmental Law and that are material to the business of the Companies.

“E.O. 11246” has the meaning set forth in Section 4.13(c).

“Equity Financing” means (a) the closing of a registered rights offering by Parent of rights to purchase newly-issued shares of the common stock of Parent, par value $0.01 per share, and (b) the closing of a registered offering by Parent of notes convertible into shares of the common stock of Parent, par value $0.01 per share, in each case on terms and conditions acceptable to Buyer in its sole discretion; provided, that the terms and conditions of such registered offerings shall be deemed acceptable to Buyer upon the closing of such registered offerings.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means each Person that is treated, would be or ever has been treated for any period for which there could be any liability as a single employer with a Company for purposes of Code §414(b), (c), (m) or (o) or ERISA §4001.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Execution Date” has the meaning set forth in the preface above.

“Field Inspector” has the meaning set forth in Section 5.7(a).

“Field Inspector Report” has the meaning set forth in Section 5.7(f).

“final determination” has the meaning set forth in Section 8.6.

“Financial Period” means the period beginning January 1, 2013 and ended on the Balance Sheet Date.

“Financial Statements” has the meaning set forth in Section 4.7.

“GAAP” means United States generally accepted accounting principles as in effect from time to time.

“Government Contract” means any prime contract, subcontract, grant, cooperative agreement, base ordering agreement, pricing agreement, letter contract or other similar arrangement of any kind that is material to the conduct of the businesses of the Companies as conducted as of the Execution Date, between a Company, on the one hand, and (i) any Governmental Authority, (ii) any prime contractor of a Governmental Authority in its capacity as a prime contractor, or (iii) any subcontractor with respect to any contract of a type described in clauses (i) or (ii) above, on the other hand.

“Governmental Authorities” means: (i) the United States of America or any state, local, municipal, tribal or other political subdivision thereof within the United States of America and (ii) any court or any governmental or administrative department, commission, board, bureau or agency of the United States of America or of any state, local, municipal, tribal or other political subdivision thereof within the United States of America.

“Governmental Order” means any order, writ, judgment, injunction, decree, determination or award by, or administrative or judicial settlement, agreement or consent order with, any Governmental Authority.

“Hazardous Materials” means: (i) any chemicals, materials, substances or wastes defined or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “toxic substances,” “pollutant,” “contaminant,” or words of similar import under any applicable Environmental Law and (ii) radioactive materials, asbestos, mercury, lead based paints and polychlorinated biphenyls; provided, however, that Hazardous Materials shall be deemed to include petroleum (including crude oil or any fraction thereof), petroleum products, natural gas liquids, or natural gas condensate.

“Hedge Contract” means any swap, forward, future or derivative transaction or option or similar agreement, whether exchange traded, “over-the-counter” or otherwise, involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions.

“HIPAA” means the Health Insurance Portability and Accountability Act and the regulations and notices thereunder.

“Holdback Amount” means an amount equal to (a) $5,000,000 plus (b) an amount equal to the Inventory Balance, if any, as proposed by Buyer in good faith.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and regulations and rules promulgated pursuant to that act or any successor Law.

“Hydrocarbon Inventory” means, at any time, the hydrocarbon inventory owned at such time by the Companies, including pipeline fill, crude oil, blendstock, feedstock and other raw materials, intermediate stocks, finished and unfinished products (excluding free water, water, basic sediment and water (determined by Standard D-4007 for crude oil published by the American Society for Testing and Materials (ASTM) and ASTM Standard D-1796 for fuel oils, sludge, and sediment, but including linefill and tank heels)), in each case, whether then located at the Refinery or terminals of the Companies, in transit by the Pipeline Property, vehicle, rail car or vessel or located elsewhere, whether in the possession of the Companies or any other Person. Hydrocarbon Inventory shall also include exchange balances owed to or receivable from Third Parties that are reflected as inventory on the Companies’ financial books and records in accordance with GAAP.

“Income Tax” or “Income Taxes” means any Tax or Taxes imposed on or measured in whole or in part by income.

“Income Tax Returns” means all Tax Returns filed with respect to Income Taxes.

“Indebtedness” means with respect to any Person at any particular time, without duplication, all (i) indebtedness for borrowed money, including all liabilities generally regarded as indebtedness for borrowed money in accordance with GAAP, and all indebtedness of such Person issued in substitution for or exchange of the foregoing, (ii) indebtedness of such Person evidenced by any note, bond, debenture or other debt security, (iii) indebtedness secured by a Lien on such Person’s assets or properties, (iv) obligations of such Person under capitalized leases, (v) letters of credit issued for the account of such Person, (vi) obligations of such Person under conditional sales, title retentions or similar arrangements or other obligations to pay in respect of the balance of any deferred and unpaid portion of the purchase price of any asset, (vii) obligations of such Person in respect of any Hedge Contract, (viii) guarantees of or by such Person of any of the items described in clauses (i) through (vii) above and (ix) any accrued interest, fees, penalties, prepayment charges or premiums (including any “make-whole” or similar premium or penalty payable in connection with redemption or otherwise extinguishing such indebtedness whether or not then due) or other similar charges or expenses in respect of any of the obligations described in the foregoing clauses.

“Indemnified Party” has the meaning set forth in Section 8.4(a).

“Indemnifying Party” has the meaning set forth in Section 8.4(a).

“Indemnity Deductible” has the meaning set forth in Section 8.1(b)(iii).

“Inspector” has the meaning set forth in Section 5.7(b).

“Intellectual Property” means all (i) inventions (whether patentable or unpatentable and whether or not reduced to practice), including all improvements thereto, (ii) patents, patent applications and patent disclosures, including all reissuances, continuations, continuations in part, divisions, extensions, renewals and reexaminations thereof, (iii) trademarks, service marks, trade dress, logos, trade names, corporate names, company names, business names and domain names, including all (A) translations, adaptations, derivations and combinations thereof, (B) goodwill associated therewith or symbolized thereby, and (C) applications, registrations and renewals in connection therewith, (iv) copyrightable works and copyrights, including all applications, registrations and renewals in connection therewith, (v) mask works, including all applications, registrations and renewals in connection therewith, (vi) trade secrets and confidential business information (including ideas, research and development, know how, show-how, formulas, operating data, process flow diagrams, heat and material balances, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information and business and marketing plans and proposals), (vii) copies and tangible embodiments of any of the foregoing (in whatever form or medium), and (viii) the right to sue and recover damages or other relief for all past, present and future infringement or misappropriation of any of the foregoing.

“Interim Period” means the period of time from the Execution Date until the earlier of the Closing or the termination of this Agreement pursuant to Article 9.

“Intertek” has the meaning set forth in Section 5.7(a).

“Inventory” means and includes Hydrocarbon Inventory and non-hydrocarbon inventories, supplies and parts held by a Company.

“Inventory Balance” has the meaning set forth in Section 5.7(i).

“Inventory Claim” has the meaning set forth in Section 5.7(i).

“Inventory Measurement Date” has the meaning set forth in Section 5.7(e).

“Inventory Value” has the meaning set forth in Section 5.7(a).

“Knowledge of Buyer” means actual knowledge after reasonable inquiry of the individuals listed in Schedule 1.1.

“Knowledge of Seller” means actual knowledge after reasonable inquiry of the individuals listed in Schedule 1.2.

“Laws” means all applicable statutes, laws, regulations, rules, rulings, Permits, ordinances and other official acts of or by any Governmental Authority.

“Leased Property” means all leasehold or subleasehold estates and other similar rights to use or occupy (i) any land, buildings, structures, improvements, fixtures or real property, in each case, that are held by any Company or that are used in any Company’s business and (ii) any personal property that is held by any Company or that is used primarily in any Company’s business.

“Leased Real Property” has the meaning set forth in Section 4.11(b).

“Liability” means any Indebtedness, liability or other obligation (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, whether due or to become due and whether arising under any Law, Governmental Order, Proceeding, contract, agreement, commitment, undertaking or other arrangement), including any liability for Taxes.

“Lien” means any mortgage, pledge, lien (consensual, statutory or other), hypothecation, encumbrance, charge, security interest, whether secured or unsecured, choate or inchoate, filed or unfiled, scheduled or unscheduled, noticed or unnoticed, recorded or unrecorded, contingent or non-contingent, material or immaterial, known or unknown.

“Limited Liability Company Agreement” means the Amended and Restated Limited Liability Company Agreement of Refinery Company dated as of June 30, 2011.

“Litigating Party” has the meaning set forth in Section 6.2.

“LLC Act” means the Delaware Limited Liability Company Act (6 Del.C. § 18-101, et seq.), as amended from time to time.

“Material Adverse Effect” means any change, development, effect, condition, fact, circumstance or occurrence, as applicable, that, individually or in the aggregate, is or would reasonably be expected to become materially adverse to the business, Assets, financial condition (including Liabilities), operations or results of operations of the Companies, taken as a whole, or to the ability of any Party to consummate timely the Transactions; provided, however, that none of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been, a Material Adverse Effect: (i) any adverse change, event, development or effect (A) generally affecting the national or regional industries in which the Companies operate or conduct business, except to the extent that any of the foregoing has a disproportionate effect on the Companies (taken as a whole) when compared to other Persons in the industries in which the Companies operate, (B) arising out of or related to national or international political or social conditions, including the engagement or continuation by the United States in hostilities (whether or not pursuant to the declaration of a national emergency or war) or the occurrence of any military or terrorist attack upon the United States or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States (other than sabotage or attacks directly impacting the Refinery or any other material Assets), (C) arising out of or related to any financial, banking or securities markets (including any disruption thereof and any decline in the price of any security, commodity or market index or the value of any currency), except to the extent that any of the foregoing has a disproportionate effect on the Companies (taken as a whole) when compared to other Persons in the industries in which the Companies operate, (D) arising out of or related to changes in GAAP or any Laws, except to the extent that any of the foregoing has a disproportionate effect on the Companies (taken as a whole) when compared to other Persons in the industries in which the Companies operate, or (E) arising out of or related to the taking of any action contemplated by this Agreement (other than any adverse change, event, development or effect arising out of or related to any breach of the representation set forth in Section 4.2(a)) or (ii) any adverse change, event, development or effect on the businesses of the Companies that is cured, at Seller’s sole cost and expense, to Buyer’s reasonable satisfaction before the Closing Date.

“Material Contract” has the meaning set forth in Section 4.13(a).

“Material Customer” has the meaning set forth in Section 4.25.

“Material Permit” has the meaning set forth in Section 4.18.

“Material Supplier” has the meaning set forth in Section 4.28.

“May EOM Inventory Value” has the meaning set forth in Section 5.7(c).

“Member” means the Persons set forth on Schedule 1.3.

“Non-Continued Employees” has the meaning set forth in Section 6.3(a).

“Objection Notice” has the meaning set forth in Section 6.4(a)(i).

“Officer’s Certificate” means, with respect to any Person, a certificate in the form of Exhibit A, duly executed and delivered by an authorized officer of such Person, which certificate shall include, as an attachment thereto, (i) a certificate of good standing, existence or similar document with respect to such Person issued by the appropriate Governmental Authority of the jurisdiction of such Person’s formation as of a date not more than five days prior to the Closing Date, (ii) resolutions of such Person authorizing its execution, delivery and performance of this Agreement and the other Transaction Documents and the Transactions and (iii) incumbency and specimen signatures of the officers of such Person executing this Agreement and the other Transaction Documents.

“Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice during the Financial Period (including with respect to quantity and frequency), including scheduled Turnarounds.

“Outside Closing Date” means (i) if the closing conditions set forth in Section 7.1(e) and Section 7.2(e) have been satisfied on or before the Scheduled Outside Closing Date, the Scheduled Outside Closing Date and (ii) if the closing conditions set forth in Section 7.1(e) and Section 7.2(e) have not been satisfied on or before the Scheduled Outside Closing Date, July 20, 2016.

“Owned Property” means (i) Owned Real Property and all Easements and other rights and interests appurtenant thereto, (ii) the Pipeline Property and (iii) all other equipment or other tangible personal property, in each case, owned by the Companies.

“Owned Real Property” has the meaning set forth in Section 4.11(a).

“Parent” has the meaning set forth in the preface above.

“Party” or “Parties” has the meaning set forth in the preface above.

“Payoff Amount” has the meaning set forth in Section 5.9.

“Payoff Letters” has the meaning set forth in Section 5.9.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Permits” means all permits, licenses, certificates, orders, approvals, authorizations, grants, consents, concessions, warrants, franchises and similar rights and privileges granted by a Governmental Authority which are necessary for, or are used or held for use primarily for or in connection with, the ownership, use, operation or maintenance of the Assets or the operation of the businesses of the Companies.

“Permitted Encumbrances” means any (i) Liens consisting of (A) rights reserved to or vested in any Governmental Authority to control or regulate any Asset or to limit the use of such Asset (including zoning, building codes and other land use Laws regulating the use or occupancy of Owned Property or the activities conducted thereon that are imposed by any Governmental Authority having jurisdiction over such Owned Property) in any manner which does not, individually or in the aggregate, materially interfere with the use of such Asset for the purposes for which it is, as of the Execution Date, held for use by the Companies or (B) obligations or duties owed to any Governmental Authority with respect to any Permit relating to any period after Closing and the rights reserved or vested in any Governmental Authority to terminate any such Permit or to condemn or expropriate any property; (ii) mechanics Liens or similar Liens for labor, materials or supplies provided with respect to Owned Property that were incurred in the Ordinary Course of Business and secure payments that are (A) not yet delinquent or (B) being contested in good faith by appropriate Proceedings for which adequate reserves required by GAAP have been established; (iii) Liens arising under the Credit Facility if fully released at or prior to Closing; (iv) easements, servitudes, rights-of-way, restrictive covenants and other similar burdens of title that do not, individually or in the aggregate, materially interfere with the use of the Assets burdened thereby for the purposes for which it is, as of the Execution Date, held for use by the Companies; (v) preferential purchase rights, rights of first refusal and similar rights and required Third Party consents to assignment and similar requirements that are waived (or in the case of Third Party consents to assignment and similar requirements, that are waived or obtained) prior to Closing, (vi) Taxes not yet due and payable as of the Closing (A) that are being contested in good faith through appropriate Proceedings and (B) for which adequate reserves have been established in accordance with GAAP; or (vii) Liens for purchase money arising in the Ordinary Course of Business.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other business entity or a Governmental Authority.

“Pipeline Company” has the meaning set forth in the preface above.

“Pipeline Property” means the pipelines, gathering lines, and flow lines owned or held for use by the Companies, together with all meters, equipment, pumps, compressors, loading racks, buildings and other fixtures and facilities owned or held for use in association therewith, together with the Easements, Owned Real Property and Leased Real Property upon which the foregoing are located.

“Pre-Closing Tax Period” means any taxable period commencing prior to and ending on or before the Closing Date.

“Pre-Transaction Claims” has the meaning set forth in Section 10.1.

“Pre-Transaction Matters” has the meaning set forth in Section 10.1.

“Proceeding” means any action, suit, claim, investigation, review or other judicial or administrative proceeding, at law or in equity, before or by any Governmental Authority or arbitration or other dispute resolution proceeding.

“Proposed Allocation Schedule” has the meaning set forth in Section 6.4(j).

“Purchase Price” has the meaning set forth in Section 2.3(a).

“Real Property Lease” has the meaning set forth in Section 4.11(b).

“Refinery” means that certain crude oil refinery owned and operated by Refining Company and located in Newcastle, Wyoming, together with all Owned Property and Leased Property.

“Refining Company” has the meaning set forth in the preface above.

“Registered Intellectual Property” means any Intellectual Property that is or has been issued by, registered or filed with, renewed by or the subject of any pending application before any Governmental Authority or Internet domain name registrar, including patents, copyright registrations, trademark registrations, domain name registrations, and applications for any of the foregoing.

“Representatives” means, with respect to any Person, such Person’s and its Affiliates’ officers, directors, employees, unitholders, members, managers, partners, employees, counsel, accountants, financial advisors, lenders, consultants and other representatives.

“Scheduled Outside Closing Date” means July 15, 2016.

“Section 503” has the meaning set forth in Section 4.13(c).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller” has the meaning set forth in the preface above.

“Seller Guarantees” mean those certain guarantees of crude oil purchase contracts made by Seller and set forth on Section 4.28 of the Disclosure Schedule.

“Seller Indemnified Persons” has the meaning set forth in Section 8.3.

“Seller Ownership Period” means the period commencing on June 30, 2011 and ending on the Closing Date.

“Seller Taxes” means (i) all Taxes imposed on the Companies or with respect to the Assets for and with respect to any Pre-Closing Tax Period (including, for the avoidance of doubt, any Taxes attributable to the Companies’ predecessors in interest), (ii) all Straddle Period Seller Taxes, (iii) all Taxes imposed on or otherwise owed by Seller, and (iv) the portion of Transfer Taxes that are allocated to Seller pursuant to Section 6.4(f); provided, however, that the term “Seller Taxes” shall not include any Taxes arising on the Closing Date but after the Closing that arose as a result of actions of Buyer or its Affiliates, including either Company, other than in the Ordinary Course of Business or as expressly contemplated in this Agreement.

“Software” means all process control software and other computer applications used or held for use in connection with the conduct of the business of the Companies as currently conducted, including software for the following applications: (i) process control, (ii) quality control laboratory, (iii) data gathering and archiving of process conditions and operator and foreman’s logs, (iv) technical service (e.g., simulation software, CAD programs and the like), (v) maintenance department, and (vi) personal computers, including desktop computers.

“Special Representation” means with respect to (i) Seller, the representations and warranties in Section 4.1 (Organization, Qualification and Power), Section 4.2(a) (Authorization of Transaction), Section 4.4 (Brokers’ Fees), and Section 4.6 (Capitalization; Subsidiaries), and (ii) Buyer, the representations and warranties in Section 3.1 (Organization), Section 3.2(a) (Authorization of Transaction), and Section 3.4 (Brokers’ Fees).

“Specified Employees” has the meaning set forth in Section 6.3(a).

“Straddle Period” means any Tax period that includes (but does not end on) the Closing Date.

“Straddle Period Seller Taxes” means the portion of any Taxes imposed on a Company, or for which a Company may otherwise be liable or obligated to pay with respect to a Straddle Period that is allocable to the portion of the Straddle Period ending on the Closing Date as follows: (i) in the case of Taxes that are either (a) based upon or related to income, gains, receipts, or gross margins, or (b) otherwise imposed on a non-periodic basis, the amount of such Taxes that would be payable pursuant to a closing of the books if the applicable taxable year ended on and including the Closing Date; and (ii) in the case of Taxes not described above in clause (i), the amount of such Taxes for the entire Straddle Period multiplied by a fraction the numerator of which is the number of calendar days in the Straddle Period ending on and including the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period; provided, however, that, (A) for purposes of clause (a) above, exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be apportioned between the portion of the Straddle Period ending on the Closing Date and the portion of the Straddle Period after the Closing Date in proportion to the number of days in each such portion, and (B) any credits relating to a Straddle Period shall be allocated to the portion of the Straddle Period ending on the Closing Date in the same manner as the Taxes to which such credits relate.

“Subject Product Pipeline Notification” means that certain letter and notice from the Pipeline and Hazardous Material Administration related to such entity’s November 5, 2015, integrated inspection of Refining Company’s products pipeline anticipated to be received by Refining Company prior to Closing.

“Subject Product Pipeline Obligations” mean all Liabilities set forth in the Subject Product Pipeline Notification; provided that if the Subject Product Pipeline Notification includes any unliquidated claim for damages, the Parties shall use their commercially reasonable efforts to determine a reasonable estimate of liquidated damages with respect to any such unliquidated claims and if such Parties cannot agree on a reasonable estimate of such liquidated damages within 20 Business Days following the Company’s receipt of the Subject Product Pipeline Notification, then a mutually agreeable third party expert shall make a determination of the amount of such liquidated damages pursuant to the procedures set forth in Section 6.4(a)(ii), but substituting such third party expert for the Accounting Firm.

“Subject Seller Account” has the meaning set forth in Section 6.8.

“Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, branch profits, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code §59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, ad valorem, value added, alternative or add-on minimum, estimated or other tax, assessment, fee or charge of any kind whatsoever, including (i) any interest, penalty or addition thereto, whether disputed or not, and (ii) any obligation to indemnify or otherwise be responsible for, assume or succeed to the Tax liability of any other Person by Law, contract or otherwise.

“Tax Proceeding” means any claim, assessment, audit, administrative proceeding, judicial proceeding, investigation or other similar event or activity with respect to Taxes of a Company, or with respect to the Assets, for any Pre-Closing Tax Period or Straddle Period, or that constitute any Transfer Taxes.

“Tax Return” means any return, declaration, report, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto and any amendment thereof.

“Taxing Authority” means any Federal, state, provincial, local or foreign government, any subdivision, agency, commission or authority thereof or any quasi-governmental body exercising Tax regulatory authority.

“Term Loan Facility” means the provisions of the Credit Facility pursuant to which the lenders thereto have agreed to make, and governing the making of, Term Loans (as such term is defined in the Credit Facility).

“Third Party” means any Person other than the Parties or any Affiliate of a Party.

“Third-Party Claim” has the meaning set forth in Section 8.4(a).

“Threshold Amount” has the meaning set forth in Section 8.1(b)(ii).

“Transaction Costs” means all accounting, legal, investment banking and similar third party costs, in each case incurred by a Company, including on behalf of Seller, in connection with the negotiation, execution, delivery and performance of this Agreement, excluding, for the avoidance of doubt, all Employee Obligations.

“Transaction Documents” means this Agreement and all contracts, certificates and other agreements entered into by the Parties in connection with the Transactions.

“Transactions” means the purchase and sale of the Units and the other transactions contemplated by this Agreement and the other Transaction Documents.

“Transfer Taxes” means all sales, use, transfer, recording, filing, value added, ad valorem, privilege, documentary, gross receipts, registration, conveyance, excise, license, stamp or similar Taxes and notarial or other similar fees arising out of, in connection with or attributable to the transactions effectuated pursuant to this Agreement; provided that Transfer Taxes shall not include Taxes imposed on or measured by net income or capital gains.

“Transition Date” has the meaning set forth in Section 6.3(j).

“Transitional Employees” has the meaning set forth in Section 6.3(a).

“Treasury Regulations” means the regulations promulgated under the Code by the United States Treasury Department.

“Turnaround” means to shut-down and remove a petroleum refinery unit or series of units from service for purposes of performing maintenance and/or repairs upon the unit or series of units.

“Unaudited Financial Statements” has the meaning set forth in Section 4.7.

“Units” has the meaning set forth in the preface above.

“VEVRAA” has the meaning set forth in Section 4.13(c).

“WARN Act” means the Worker Adjustment and Retraining Notification Act, as amended, and similar state Laws.

ARTICLE 2

PURCHASE AND SALE OF UNITS

Section 2.1 Basic Transaction. On the terms and subject to the conditions set forth in this Agreement, at Closing, Buyer agrees to purchase from Seller, and Seller agrees to sell, assign, transfer, convey and deliver to Buyer for the consideration specified in Section 2.3, all of the Units, free and clear of all Liens.

Section 2.2 Deposit. Prior to the date hereof, Parent transferred the Deposit (as adjusted from time to time, including additional deposits made following the initial deposit, less any amounts disbursed therefrom, the “Deposit Amount”) in immediately available funds to a segregated account of Seller that is free and clear of any Liens, maintained with the Deposit Bank. The Deposit Amount shall be (a) applied against the Purchase Price in accordance with the terms of Section 2.3(a) and distributed to Seller at the Closing or (b) distributed to a Party in accordance with Section 9.2.

Section 2.3 Closing Cash Payment.

(a) At Closing, Buyer will (x) direct an amount equal to the Closing Indebtedness to Bank of America, N.A., as agent, in full satisfaction of the Term Loan Facility, as provided in the Payoff Letters and (y) pay to Seller an amount equal to the total of $271,400,000 (the “Purchase Price”), as adjusted for the following items (as so adjusted, the “Closing Cash Payment”):

(i) minus, the Deposit Amount;

(ii) minus, the Closing Indebtedness;

(iii) minus, the amount of the Agreed Employee Obligations; and

(iv) minus, the Transaction Costs.

(b) The Closing Cash Payment shall be payable by delivery of cash by wire transfer to Seller in accordance with the wire instructions delivered to Buyer at least five Business Days prior to the Closing Date.

Section 2.4 Closing. The closing of the Transactions (“Closing”) shall take place at the offices of Porter Hedges LLP in Houston, Texas, located at 1000 Main Street, 36th Floor, and, unless otherwise agreed in writing by the Parties, shall commence at 9:00 a.m. local time on July 15, 2016; provided, however, that if all the conditions to the obligations of the Parties to consummate the Transactions have not been satisfied or waived in full (other than conditions with respect to which the actions of the respective Parties will satisfy or waive at Closing, but subject to such satisfaction or waiver) by such date, then Closing shall take place on the third Business Day after all conditions to the obligations of the Parties to consummate the Transactions have been satisfied or waived in full (other than conditions with respect to which the actions of the respective Parties will satisfy or waive at Closing, but subject to such satisfaction or waiver) (the date such Closing actually occurs, the “Closing Date”).

Section 2.5 Deliveries at Closing.

(a) At Closing, Seller will deliver to Buyer:

(i) an assignment of the Units, substantially in the form of Exhibit C, duly executed by Seller;

(ii) an Officer’s Certificate, duly executed by Seller;

(iii) the certificates referred to in Section 7.1(d), duly executed by Seller;

(iv) evidence reasonably satisfactory to Buyer that the employment of each of the Non-Continued Employees has been terminated as of the Closing Date;

(v) evidence reasonably satisfactory to the Buyer that each of the employment agreements between Seller or a Company, on the one hand, and Seller’s or a Company’s employees, on the other hand, providing services to the Companies shall have been terminated if the termination of such agreement on or prior to the Closing Date did not require the consent of the applicable employee or the applicable employee has agreed to terminate such agreement as contemplated under Section 6.3(b);

(vi) duly executed resignations of all of the officers of the Companies, in each case, effective as of the Closing and in the form of Exhibit D;

(vii) a Restrictive Covenants and Transaction Closing Agreement, substantially in the form of Exhibit E, duly executed by each of the Members and by Seller;

(viii) a copy of the notices requested by Buyer to be delivered by Seller as provided in Section 5.2(a)(ii);

(ix) a notice to Buyer required under Part II(B), paragraph #2 of the Authorization to Discharge Under the National Pollutant Discharge Elimination System, Permit No. WY-0001163, attached to the 1979 Consent Decree;

(x) evidence of the termination of each agreement, if any, identified with a “*” on Section 4.29 of the Disclosure Schedule; and

(xi) evidence of the due adoption of an amendment and restatement of the Company Severance Plan (in form and substance consistent with the terms of this Agreement and acceptable to Buyer) by Refining Company.

(b) At Closing, Buyer will deliver to Seller

(i) the Closing Cash Payment;

(ii) an assignment of the Units, substantially in the form of Exhibit C, duly executed by Buyer

(iii) an Officer’s Certificate, duly executed by Buyer;

(iv) the certificate referred to in Section 7.2(d), duly executed by Buyer;

(v) a Restrictive Covenants and Transaction Closing Agreement, substantially in the form of Exhibit E, duly executed by Buyer; and

(vi) an acknowledgement by Parent, on behalf of itself and its Affiliates, of its release pursuant to Section 10.2.

Section 2.6 Withholding. Notwithstanding anything to the contrary in this Agreement, Buyer shall be entitled to deduct and withhold from any payment to be made hereunder to Seller any amounts required to be deducted or withheld under applicable Law. To the extent that amounts are so deducted or withheld and paid to the proper Governmental Authorities pursuant to the applicable Law, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to Seller in respect of which such deduction and withholding was made. Prior to deducting and withholding any amounts pursuant to this Section 2.6, Buyer shall provide written notice on or before the third Business Day prior to Closing to Seller of any amounts that Buyer intends to withhold from any payments hereunder and provide the payee with reasonable support for the basis on which Buyer intends to withhold under applicable Law. The Parties shall cooperate with each other, as and to the extent reasonably requested by the other Party, to minimize or eliminate any potential deductions and withholdings that Buyer may believe it is required to make under applicable Law.

ARTICLE 3

BUYER’S REPRESENTATIONS AND WARRANTIES

Buyer represents and warrants to Seller that the statements contained in this Article 3 are correct and complete as of the Execution Date.

Section 3.1 Organization. Buyer is a Delaware limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all limited liability company or other powers required to carry on its business as currently conducted. Buyer is duly qualified to do business and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or to be in good standing would not, individually or in the aggregate, have a Material Adverse Effect.

Section 3.2 Authorization of Transaction; Consents.

(a) Buyer has the requisite limited liability company power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party and to perform its obligations hereunder and thereunder. This Agreement constitutes, and, when executed, the other Transaction Documents to which Buyer is a party will constitute, the valid and legally binding obligation of Buyer, enforceable in accordance with their respective terms and conditions, subject to applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting creditor’s rights generally and general principles of equity (regardless of whether such enforceability is considered in a proceeding at Law or in equity).

(b) Except as set forth on Section 3.2(b) of the Disclosure Schedule, for consents of Buyer’s lenders and for filings required under the HSR Act, Buyer need not give any notice to, make any filing with or obtain any authorization, consent or approval of any Governmental Authority or any other Person in order for Buyer to consummate the Transactions. The execution, delivery and performance by Buyer of this Agreement and all of the other Transaction Documents to which it is a party have been duly authorized by Buyer.

Section 3.3 Non-Contravention. None of the execution and delivery by Buyer of this Agreement, the execution and delivery by Buyer of the other Transaction Documents to which it is a party or the consummation by Buyer of the Transactions will (a) subject to compliance with Section 5.2(a) with respect to the notices, filings, authorizations, consents, approvals or other actions set forth on Section 3.2(b) of the Disclosure Schedule and Section 5.2(b) with respect to the HSR Act, violate any Law, Governmental Order or other restriction of any Governmental Authority to which Buyer is subject, (b) violate any provision of Buyer’s certificate of formation or limited liability company agreement, or (c) conflict with, result in a breach of, constitute a default under (or event which with the giving of notice or lapse of time, or both, would become a default), result in the acceleration of, create in any Person the right to accelerate, terminate, amend, suspend, revoke, modify or cancel or require any notice, consent or payment under any agreement, contract, lease, license, instrument, permit or other arrangement to which Buyer is a party, by which Buyer is bound or to which any of Buyer’s assets is subject.

Section 3.4 Brokers’ Fees. Neither Buyer nor any of its Affiliates has any Liability to pay any fees or commissions to any broker, finder or agent with respect to the Transactions for which Seller would reasonably be expected to become liable or obligated.

Section 3.5 Investment. Buyer is acquiring the Units for its own account for investment and not with a view to any distribution thereof within the meaning of the Securities Act. Buyer acknowledges that (a) the Units have not been registered under the Securities Act or the securities Laws of any state, (b) Seller has no obligation to register the Units and (c) the Units or any interests therein may not be offered or sold unless such transaction is registered under the Securities Act or there is an available exemption therefrom. Buyer has received certain information concerning the Companies, and Buyer has had the opportunity to request additional information as desired. Buyer is an Accredited Investor, and Buyer itself, or through its Representatives, has sufficient knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of an investment such as an investment in the Units. Buyer, either alone or through its Representatives, has evaluated the merits and risks of the investment in the Units and is able to bear the economic risk and lack of liquidity inherent in holding the Units.

Section 3.6 Available Funds. On and immediately prior to Closing, Buyer will have sufficient cash, available lines of credit or other sources of immediately available funds to enable it to make the Closing Cash Payment in immediately available funds pursuant to this Agreement.

Section 3.7 Independent Investigation. Buyer is knowledgeable in the business of crude oil refining and operating related pipeline and storage assets and has had, or will have subject to Seller’s compliance with Section 5.4, access to the Assets, Seller’s Representatives and to each Company’s respective books and records with respect to the Assets. In making the decision to enter into this Agreement and consummate the Transactions, Buyer has relied solely on its own independent due diligence investigations regarding the Companies and their Assets, the express representations and warranties of Seller made in Article 4 and the express covenants and undertakings of Seller in this Agreement.

ARTICLE 4

SELLER’S REPRESENTATIONS AND WARRANTIES

Seller represents and warrants to Buyer that the statements contained in this Article 4 are correct and complete as of the Execution Date

Section 4.1 Organization, Qualification and Power. Each of Seller and the Companies is a limited liability company, validly existing and in good standing under the Laws of its respective jurisdiction of formation. Each of Seller and the Companies is duly authorized to conduct business and is in good standing under the Laws of each jurisdiction where the conduct of its business would require such qualification, except where the lack of such qualification would not reasonably be expected to have a Material Adverse Effect. Each of Seller and the Companies has the requisite limited liability company power and authority to carry on the businesses in which they are engaged and to own and use their respective Assets.

Section 4.2 Authorization of Transaction; Consents.

(a) Seller has the requisite limited liability company power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party and to perform its obligations hereunder and thereunder. This Agreement constitutes, and, when executed, the other Transaction Documents to which Seller is a party will constitute, the valid and legally binding obligation of Seller enforceable in accordance with their respective terms and conditions, subject to applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting creditor’s rights generally and general principles of equity (regardless of whether such enforceability is considered in a proceeding at Law or in equity). The execution, delivery and performance by Seller of this Agreement and the other Transaction Documents to which it is a party have been duly authorized by Seller.

(b) Except for (i) filings required under the HSR Act, (ii) as set forth on Section 4.2(b) of the Disclosure Schedule, and (iii) any consent required in connection with obtaining the release of any Liens affecting the Units or Assets that will be released or terminated at Closing, Seller does not need to give any notice to, make any filing with or obtain any authorization, consent or approval of any Governmental Authority or other Person in order to consummate the Transactions.

Section 4.3 Non-Contravention. Assuming the receipt on or before the Closing of all consents and the waiver on or before the Closing of all preferential purchase rights described in Section 4.3 of the Disclosure Schedule, none of the execution and delivery by Seller of this Agreement, the execution and delivery by Seller of the other Transaction Documents to which it is a party or the consummation by Seller of the Transactions will (a) subject to compliance with Section 5.2(b) with respect to the Antitrust Laws, violate any Law, Governmental Order or other restriction of any Governmental Authority to which Seller or a Company is subject, except where such violation would not result in a material Liability to either of the Companies, (b) violate any provision of Seller’s or any Company’s certificate of formation or governing agreement, (c)

subject to compliance with Section 5.2(b) conflict with, result in a breach of, constitute a default under (or constitute an event which with the giving of notice or lapse of time, or both, would become a default), result in the acceleration of, create in any Person the right to accelerate, terminate, amend, suspend, revoke, modify or cancel or require any notice, consent or payment under any Material Contract or Material Permit, except where such conflict, breach or default would not result in a material Liability to either of the Companies, or (d) result in the creation or imposition of any Lien on the Units or the Capital Stock in Pipeline Company or the Assets.

Section 4.4 Brokers’ Fees. Neither Seller nor any Company has incurred any Liability to pay any fees or commissions to any broker, finder or agent with respect to the Transactions for which Buyer or any Affiliate of Buyer (including any Company) would reasonably be expected to have any responsibility following Closing.

Section 4.5 Assets; Ordinary Course of Business.

(a) Except as set forth on Section 4.5(a)(i) of the Disclosure Schedule, each of the Companies (i) owns, or in the case of leased property, has valid leasehold interests in, all of its Assets, free and clear of all Liens except for Permitted Encumbrances, and (ii) is currently operating its tangible Assets in the Ordinary Course of Business. The Assets, together with any personal property that the Companies have a right to use under the terms of the Material Contracts, comprise all of the personal property, assets, facilities, improvements, equipment, easements and real property owned, occupied or otherwise required to operate the businesses of the Companies in the manner conducted by the Companies in the Ordinary Course of Business. Except as set forth on Section 4.5(a)(ii) of the Disclosure Schedule, the Assets constituting tangible personal property of the Companies, and all improvements located on the Owned Real Property, the Leased Real Property and the Easements, are in all material respects in good repair and operating condition (subject to normal maintenance requirements and normal wear and tear). The Companies are the only entities through which the businesses of the Companies, as reflected in the Financial Statements, are, or have been, conducted.

(b) Section 4.5(b) of the Disclosure Schedule sets forth all material fixed assets used in or reasonably necessary for the operation of the Refinery and the Pipeline Property.

(c) This Section 4.5 shall not relate to or cover matters related to Taxes, employee benefits, employees or environmental matters, which are covered exclusively by Sections 4.10, 4.16, 4.17 and 4.19, respectively.

Section 4.6 Capitalization; Subsidiaries.

(a) All of the Units are duly authorized, validly issued and outstanding, fully paid and non-assessable, and were issued free of preemptive rights in accordance with the LLC Act and applicable securities laws, except for preemptive rights waived in writing prior to the Closing Date. There are no options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other rights, agreements, arrangements, calls or commitments of any character relating to the Units or obligating Seller to sell or otherwise transfer the Units. There are no outstanding contractual obligations of Refinery Company to repurchase, redeem or otherwise acquire any of the Units. The Units constitute all of the issued and outstanding

Capital Stock of Refinery Company and are owned beneficially and of record by Seller, free and clear of all Liens (other than restrictions under the Securities Act, state securities Laws, Refinery Company’s certificate of formation, Limited Liability Company Agreement or the Credit Facility). There are no voting trusts, agreements, proxies or other understandings in effect with respect to the voting or transfer of any of the Units.

(b) Refinery Company does not have any subsidiaries or own any Capital Stock in any other Person, directly or indirectly, other than Pipeline Company. Pipeline Company does not have any subsidiaries or own any Capital Stock, directly or indirectly, in any other Person. Neither Refinery Company nor Pipeline Company owns or has any right to acquire (and are not obligated to contribute to the capital of), directly or indirectly, any Capital Stock of, or other equity interests in, any Person.

(c) Refining Company owns 100% of the issued and outstanding Capital Stock of Pipeline Company, free and clear of all Liens (other than restrictions under the Securities Act, state securities Laws, Pipeline Company’s certificate of formation or governing agreement or the Credit Facility). There are no options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other rights, agreements, arrangements, calls or commitments of any character relating to the Capital Stock of Pipeline Company or obligating Refining Company to sell or otherwise transfer any of such Capital Stock. There are no voting trusts, agreements, proxies or other understandings in effect with respect to the voting or transfer of any of the Capital Stock of Pipeline Company.

(d) Except as provided in Section 6.8, Refining Company has not declared, authorized, approved or paid (and will not otherwise be required to make) any dividend or other distribution to any equityholder thereof that would have effect or require payment after Closing.

(e) From May 1, 2016 through the Execution Date, neither Company set aside or paid any dividend or distribution (whether in cash, stock or other property) in respect of the Units or the Capital Stock of Pipeline Company.

Section 4.7 Financial Statements. Attached hereto as Section 4.7 of the Disclosure Schedule are true and complete copies of the following financial statements (the items described in subsections (a) and (b) below, collectively, the “Financial Statements”): (a) audited consolidated balance sheet, statement of operations, statement of cash flow and statement of changes in members’ equity as of and for each of the fiscal years ended (i) December 31, 2013 and 2014 for Seller and (ii) 2015 for the Companies; and (b) unaudited consolidated balance sheet, statement of operations, statement of cash flow and statement of changes in members’ equity (the “Unaudited Financial Statements”) for the Companies as of and for (i) the three months ended March 31, 2015, (ii) the three months ended March 31, 2016 (the “Balance Sheet Date”), and (iii) the month ended April 30, 2016. The Financial Statements (including the notes thereto) have been prepared (and reviewed by management of Seller and the Companies) in accordance with GAAP consistently applied throughout the period indicated and present fairly (i) the financial condition of the Companies as of such dates and (ii) the results of operations, cash flows and changes in members’ equity of the Companies for such periods; provided, however, that the Unaudited Financial Statements are subject to normal year-end adjustments and lack certain footnotes and other presentation items, none of which would be material to the financial position of the Companies taken as a whole. The Financial Statements and the Unaudited Financial Statements were derived from the books and records of the Companies. The amount of all funds held in the Subject Seller Account as of the Execution Date is not reflected in the unaudited consolidated balance sheet of the Companies for the month ended April 30, 2016.

Section 4.8 Absence of Certain Changes, Events and Conditions. Except as set forth on Section 4.8 of the Disclosure Schedule, since March 31, 2016 through the Execution Date, and other than in the Ordinary Course of Business, there has not been, with respect to the Companies, any:

(a) event, occurrence or development that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(b) amendment of the organizational and/or governing documents;

(c) material change in any method of accounting or accounting practice, except as disclosed in the notes to the Financial Statements;

(d) change in the Companies’ policies, practices and procedures with respect to cash management, collection of accounts receivable, establishment or levels of reserves for uncollectible accounts, accrual of accounts receivable, levels or types of Inventory held for use or consumption, inventory control, prepayment of expenses, payment of trade accounts payable, accrual of other expenses, deferral of revenue and acceptance of customer deposits, capital expenditures, or maintenance expenditures;

(e) transfer, assignment, sale or other disposition of any of the material assets shown or reflected in the balance sheet contained within the Financial Statements or cancellation of any debts or entitlements;

(f) any capital investment in, or any loan to, any other Person;

(g) any material capital expenditures or material maintenance expenditures other than the Benzene Reduction Project;

(h) (i) except with respect to the cash bonuses paid in May 2016 and the June 2016 cost of living increases in salary, in each case, as previously disclosed to the Buyer, grant of any bonuses, whether monetary or otherwise, or increase in any wages, salary, severance, pension or other compensation or benefits in respect of its current or former employees, officers, managers, directors or independent contractors or consultants, other than as provided for in any written agreements or required by applicable Law, (ii) change in the terms of employment for any executive officer or any termination of any employees for which the aggregate severance costs exceed $20,000, or (iii) action to accelerate the vesting or payment of any compensation or benefit for any current or former employee, officer, manager, director or independent contractor or consultant;

(i) adoption, material modification or termination of any: (i) employment, severance, retention or other similar agreement with any current or former employee, officer, manager or director or independent contractor or consultant, (ii) material Employee Benefit Plan or (iii) collective bargaining or other agreement with a union, in each case whether written or oral;

(j) entry into a new line of business or abandonment or discontinuance of existing lines of business;

(k) adoption of any plan of merger, consolidation, reorganization, liquidation or dissolution or filing of a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consent to the filing of any bankruptcy petition against it under any similar Law;

(l) purchase, lease or other acquisition of the right to own, use or lease any property or assets for an amount in excess of $50,000, individually (in the case of a lease, per annum) or $250,000 in the aggregate (in the case of a lease, for the entire term of the lease, not including any option term), except for purchases (i) of Inventory in the Ordinary Course of Business and (ii) of property and assets related to the Benzene Reduction Project; provided, however that the amount expended by the Companies during the period from May 31, 2016 through the Execution Date with respect to the Benzene Reduction Project is not in excess of $3,000,000;

(m) action by a Company to make, change or rescind any Tax election, amend any Tax Return, take any action, omit to take any action or enter into any other transaction that would have the effect of increasing the Tax liability of any Company in respect of any Post-Closing Tax Period; or

(n) entry into any contract or agreement to do any of the foregoing, or any action or omission that would result in any of the foregoing.

Section 4.9 Legal Compliance Notices. Except for instances of non-compliance that would not reasonably be expected to result in a material Liability to either of the Companies, each of the Companies is, and since December 31, 2015 has been, in compliance with (a) all applicable Laws relating to the conduct of its business or the ownership and operation of its Assets and (b) the Material Permits. Neither Seller nor any Company has received any written notice from any Governmental Authority regarding (i) any actual, alleged, possible or potential violation of, or failure to comply with, or liability under any applicable Law in respect of the Companies, or (ii) any actual, alleged, possible or potential Liability of the Companies under applicable Law, in each case other than such matters that have been fully resolved without further Liability to the Companies. This Section 4.9 shall not relate to or cover matters related to Taxes, employee benefits, employees or environmental matters, which are covered exclusively by Sections 4.10, 4.16, 4.17 and 4.19, respectively.

Section 4.10 Tax Matters.

(a) All Tax Returns of or including Refinery Company or Pipeline Company (or for which Refinery Company or Pipeline Company would reasonably be expected to be liable), including any such Tax Returns with respect to the Assets, have been timely filed, and all such Tax Returns are correct and complete in all material respects. No claim has been made in writing by any Taxing Authority in a jurisdiction in which either Refinery Company or Pipeline Company does not file a Tax Return that Refinery Company, Pipeline Company or any of their respective Assets or operations are or may be subject to taxation by that jurisdiction in respect of Taxes that would be covered by or the subject of such a Tax Return. Neither Refinery Company nor Pipeline Company is currently the beneficiary of, or has a pending request for, any extension of time within which to file a Tax Return.

(b) All Taxes due and payable by or with respect to Refinery Company, Pipeline Company or any Assets (whether or not shown on any Tax Return) have been timely paid in full. Refinery Company and Pipeline Company have withheld and paid over to the appropriate Governmental Authorities all Taxes required to have been withheld and paid in connection with amounts paid to any employee, independent contractor, creditor, member, or other third Person. Refinery Company and Pipeline Company have collected and remitted to the appropriate Taxing Authorities all sales and use Taxes required to be collected and remitted in connection with conducting their business activities. Refinery Company and Pipeline Company have properly received and maintained any and all certificates, forms, and other documents required by law for any exemption from withholding, collecting, and/or remitting any Taxes.

(c) Seller has made available to Buyer correct and complete copies of all Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by or with respect to Seller, Refinery Company, Pipeline Company or the Assets during the Seller Ownership Period.

(d) There is no Tax Proceeding pending or being conducted or, to the Knowledge of Seller, threatened by a Taxing Authority. Except as reflected on Section 4.10 of the Disclosure Schedule, during the Seller Ownership Period, no claim has been asserted in writing against or with respect to Refinery Company, Pipeline Company or the Assets with respect to any liability for Taxes.

(e) No waiver or extension of any statute of limitations in respect of the assessment, reassessment, or collection of any Taxes of Refinery Company or Pipeline Company (or for which Refinery Company or Pipeline Company would be liable), including any Taxes with respect to the Assets, has been given, granted, or agreed and currently remains in effect. Neither Refinery Company nor Pipeline Company has executed any power of attorney with respect to Taxes that remains in effect.

(f) No rulings, closing agreements, technical advice memoranda, or similar agreements have been entered into with or issued by any Taxing Authority with respect to any Taxes of Refinery Company or Pipeline Company, or attributable to the Assets, that would reasonably be expected to materially affect the Taxes imposed on or with respect to Refinery Company or Pipeline Company (or for which Refinery Company or Pipeline Company would be liable), including any Taxes with respect to the Assets, for any period ending after the Closing Date.

(g) There are no Liens for Taxes upon any Asset, except for Permitted Encumbrances.

(h) Neither Refinery Company nor Pipeline Company is, or has ever been, bound by any Tax sharing agreement, Tax indemnity agreement or similar contract.

(i) Neither Refinery Company nor Pipeline Company is a party to any joint venture, partnership, contract or other arrangement that is treated as a partnership for federal, state, local or foreign Tax purposes.

(j) No reassessment (for property or ad valorem tax purposes) of any Asset has been proposed and remains unresolved except for current year ad valorem assessments. Each Asset that is subject to property Tax has been properly listed and described on the applicable property Tax rolls for all assessment dates prior to the Closing and no Asset is subject to special-use valuation for property Tax purposes. Refinery Company and Pipeline Company have materially complied with all escheat and unclaimed property Laws with respect to funds or property received or held in connection with owning or operating the Assets or its business.

(k) No Company has been a party to or participated in a transaction that is or is substantially similar to a “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code and/or Section 1.6011-4(b)(1) of the Treasury Regulations.

(l) No Company has been a member of an affiliated group filing a consolidated, combined, or unitary Tax Return (other than a group the common parent of which is Seller). No Company has any liability for the Taxes of any Person (other than the Taxes of such Company) under Section 1.1502-6 of the Treasury Regulations, or any similar provision of state, local or foreign Law, as a transferee or successor, by contract or otherwise.

(m) Seller constitutes, and all times since its formation has constituted, a partnership within the meaning of Section 301.7701-3(b)(1)(i) of the Treasury Regulations. Except as set forth on Schedule 4.10(m) of the Disclosure Schedule, each Company constitutes, and at all times since its formation constituted, an entity disregarded as an entity separate from its owner within the meaning of Section 301.7701-3(b)(1)(ii) of the Treasury Regulations. None of Seller, Refinery Company or Pipeline Company has made an entity classification election under Section 301.7701-3 of the Treasury Regulations to cause either Refinery Company or Pipeline Company to be treated as an association taxable as a corporation for U.S. federal income Tax purposes (or any applicable provision of state, local, or foreign Tax Law).

(n) This Section 4.10 and Sections 4.16 and 4.17 contain the sole and exclusive representations and warranties with respect to any Tax matters, including any arising under any Laws related to Taxes.

Section 4.11 Real Property.

(a) Section 4.11(a) of the Disclosure Schedule sets forth the address and/or description of each fee real property and interest in fee real property and all buildings, structures, improvements and fixtures located thereon that is owned by the Companies (the “Owned Real Property”). With respect to each such parcel of Owned Real Property, and except as set forth on Section 4.11(a) of the Disclosure Schedule, Refinery Company or Pipeline Company, as applicable, has good and marketable title to such Owned Real Property, free and clear of all Liens (except Permitted Encumbrances). Neither Company is party to any pending agreement or option to purchase or sell any real property.

(b) Section 4.11(b) of the Disclosure Schedule sets forth the address and a description of each parcel of Leased Property constituting real property that is used or held for use in the operation of the businesses of the Companies (the “Leased Real Property”) and a description of each Lease, license or occupancy agreement, and any amendments thereto, for each parcel of Leased Real Property. Seller has made available to Buyer a true and complete copy of each lease, license, or occupancy agreement and any amendments thereto, pertaining to such Leased Real Property (each, a “Real Property Lease”). With respect to each Real Property Lease:

(i) each such Real Property Lease is a legal, valid, binding, obligation of Refinery Company or Pipeline Company enforceable in accordance with its respective terms and conditions, subject to applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting creditor’s rights generally and general principles of equity (regardless of whether such enforceability is considered in a proceeding at Law or in equity);

(ii) each such Real Property Lease will continue to be legal, valid, binding, enforceable and in full force and effect on identical terms immediately following the consummation of the Transactions, subject to applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting creditor’s rights generally and general principles of equity (regardless of whether such enforceability is considered in a proceeding at Law or in equity);

(iii) neither Refinery Company nor Pipeline Company is, and, to the Knowledge of Seller, no counterparty thereto is, in material breach or default under such Real Property Lease, and, to the Knowledge of Seller, no event has occurred which, with notice or lapse of time, would constitute a material breach or default or permit termination, modification or acceleration thereunder by any party thereto; and

(iv) there are no Liens on the estates or interests created by such Real Property Lease except for Permitted Encumbrances.

(c) No consent is required from the lessor or sublessor under any of the Real Property Leases with respect to the Transactions. Seller is not, and no Affiliate of Seller is, the lessor under any Real Property Lease or the grantor under any of the Easements.

(d) The Companies have such Easements as are necessary to the conduct of the businesses of the Companies as currently conducted (including the ownership and operation of the Pipeline Property) and have fulfilled and performed all of their material obligations with respect to such Easements, and no event has occurred which allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Easement. There are no Liens on the estates or interests created by such Easement except for Permitted Encumbrances.

(e) To the Knowledge of Seller, no Company has received any written notice (i) for assessments for public improvements against any of the Owned Real Property, Leased Real Property or Easements, (ii) regarding any pending condemnation, eminent domain or similar proceeding affecting all or any portion of any of the Owned Real Property, Leased Real Property or Easements or (iii) challenging the validity of, or seeking to terminate, any Easement.

Section 4.12 Intellectual Property.

(a) Section 4.12 of the Disclosure Schedule sets forth an accurate and complete list of all Registered Intellectual Property owned or licensed by any Company. All filings, registrations, material disclosures and elections that are related to the Company Intellectual Property have been made available to Buyer.

(b) Each of the Companies exclusively owns free and clear of any Liens (other than Permitted Encumbrances), or otherwise has valid and enforceable rights to use pursuant to written agreements set forth on Section 4.13(a) of the Disclosure Schedule, all Company Intellectual Property (including all Software) that is used in or necessary for the conduct of the businesses of the Companies as currently conducted.

Section 4.13 Material Contracts.

(a) Each of the following contracts or other agreements (whether written or oral but excluding (v) the Credit Facility, (w) any Real Property Lease, Easement or other instrument creating or evidencing an interest in real property, (x) any Permit, (y) any contract or agreement that is terminable on not more than 60 days prior notice and without material penalty or further material Liability to any Company and (z) any master service agreement under which there is no confirmation, nomination or other transaction outstanding as of the Execution Date) to which a Company is a party (each, a “Material Contract”) is listed on Section 4.13(a) of the Disclosure Schedule:

(i) any agreement (or group of related agreements with the same counterparty) that would reasonably be expected to result in aggregate payments by a Company (in the aggregate) of more than $500,000 during the current or any subsequent fiscal year of a Company (based solely on the terms thereof and without regard to any expected increase in volumes or revenues);

(ii) any agreement (or group of related agreements with the same counterparty) that would reasonably be expected to result in aggregate revenues to the Companies (in the aggregate) of more than $500,000 during the current or any subsequent fiscal year of the Companies (based solely on the terms thereof and without regard to any expected increase in volumes or revenues);

(iii) any royalty or licensing agreement providing for the payment of royalties in excess of $250,000 per annum;

(iv) any agreement with a Material Customer or a Material Supplier;

(v) any agreement concerning a partnership, joint venture or similar agreement, arrangement or undertaking;

(vi) any agreement (or group of related agreements) under which it has (A) created, incurred, assumed, secured or guaranteed any Indebtedness or (B) granted, imposed or secured a Lien on any of the Assets, tangible or intangible (other than Permitted Encumbrances);

(vii) any agreement between a Company, on the one hand, and Seller or an Affiliate of Seller, on the other hand;

(viii) any collective bargaining agreement;

(ix) any agreement for the employment of any individual on a full-time, part-time or consulting basis;

(x) any other agreement (excluding employment agreements and compensation arrangements) between a Company, on the one hand, and any of its directors, managers, officers or employees, on the other hand

(xi) any organizational document of any Company, including the Limited Liability Company Agreement and the limited liability company agreement of Pipeline Company;

(xii) any agreement relating to the pending acquisition or disposition of any material business or Asset (whether by merger, sale of equity interests, sale of assets or otherwise);

(xiii) any crude oil purchase or refined product sales agreement containing a “most favored nation” pricing provision;

(xiv) any Government Contract;

(xv) any agreement entered that restricts the freedom of the Companies in any part of the world to compete with any Person or in any area; and

(xvi) any agreement in respect of the operation, ownership, use, capacity, maintenance, tariffs or balancing of the Pipeline Property.

(b) Seller has made available to Buyer a correct and complete copy of each Material Contract (as each such Material Contract has been amended as of the Execution Date). With respect to each such Material Contract listed on, or required to be listed on Section 4.13(a) of the Disclosure Schedule: (i) such Material Contract is legal, valid, binding, enforceable and in full force and effect; subject to applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting creditor’s rights generally and general principles of equity (regardless of whether such enforceability is considered in a proceeding at Law or in equity), (ii) such Material Contract will continue to be legal, valid, binding, enforceable and in full force and effect immediately after giving effect to the consummation of the Transactions without penalty or adverse consequences, subject to applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting creditor’s rights generally and general principles of equity (regardless of whether such enforceability is considered in a proceeding at Law or in equity), (iii) no Company is and, to the Knowledge of Seller, no counterparty is, in material breach or material default of such Material Contract and (iv) no event has occurred with respect to such Material Contract which, with notice or lapse of time or both, would (A) constitute a material breach or material default of such Material Contract by such Company or, to the Knowledge of Seller, any counterparty thereto, or (B) permit the termination (other than the expiration of any Material Contract as a result of the passage of time), adverse modification or acceleration of such Material Contract under the terms thereof or any other agreement.

(c) Except as set forth on Section 4.13(c) of the Disclosure Schedule, with respect to each United States federal Government Contract, each Company is in compliance with Executive Order No. 11246 of 1965 (“E.O. 11246”), Section 503 of the Rehabilitation Act of 1973 (“Section 503”) and the Vietnam Era Veterans’ Readjustment Assistance Act of 1974 (“VEVRAA”), including all implementing regulations. The Companies maintain and comply with affirmative action plans to the extent required by E.O. 11246, Section 503 and VEVRAA, including all implementing regulations. Neither Company is, or has been for the past five years, the subject of any audit, investigation or enforcement action by any Governmental Authority in connection with any Government Contract or related compliance with E.O. 11246, Section 503 and VEVRAA. Neither Company is, or has been debarred, suspended or otherwise made ineligible from doing business with the United States government or any government contractor.

(d) None of the Companies is party to any Hedge Contract.

Section 4.14 Powers of Attorney. There are no outstanding powers of attorney with respect to Refinery Company or Pipeline Company.

Section 4.15 Litigation and Claims; Governmental Orders.

(a) There is no injunction, restraining order or Proceeding pending or, to the Knowledge of Seller, threatened in writing against any Company that seeks to restrain or prohibit the consummation of the Transactions. Other than those listed on Section 4.15(a) of the Disclosure Schedule, there are no injunctions, restraining orders or Proceedings pending, or to the Knowledge of Seller, threatened in writing against or affecting the Units, the Assets, the Companies’ ownership or operation of its Assets or the Companies’ businesses, in each case, before or by any Governmental Authority or any other Person.

(b) Except as set forth on Section 4.15(b) of the Disclosure Schedule, (i) there is no Governmental Order to which any Company or any of the Assets is subject, and (ii) to the Knowledge of Seller, no officer, manager, director or employee of any Company is subject to any Governmental Order that prohibits such officer, manager, director or employee from engaging in or continuing any conduct, activity or practice relating to the businesses of such Company. Each of the Companies is, and since December 31, 2015 has been in compliance with all of the terms and requirements of each Governmental Order to which they, or any of the

Assets are or have been subject except for instances of non-compliance that would not reasonably be expect to result in a material Liability to either of the Companies. The Companies have not received any written notice from any Governmental Authority or any other Person regarding any actual or alleged violation of, or failure to comply with, any term or requirement of any Governmental Order to which the Companies or any of the Assets is subject is or has been subject other than such matters that have been fully resolved without further Liability to any of the Companies.

(c) Notwithstanding anything in this Agreement to the contrary, the provisions of this Section 4.15 shall not relate to or cover matters related to Taxes, employee benefits, employees or environmental matters, which are covered exclusively by Sections 4.10, 4.16, 4.17, and 4.19, respectively.

Section 4.16 Employee Benefits.

(a) Section 4.16(a) of the Disclosure Schedule lists each material Company Benefit Plan. “Company Benefit Plan” means any Employee Benefit Plan that the Seller, the Companies or any ERISA Affiliate sponsors or maintains or is required to sponsor or maintain or to which the Seller, the Companies or any ERISA Affiliate contributes or is required to contribute for the benefit of any employee, independent contractor or former employee or former independent contractor of the Companies and to which the Companies have or could have Liability (direct, indirect, contingent or otherwise). No Company Benefit Plan is maintained pursuant to or is subject to the Laws of a foreign jurisdiction.

(b) Each Company Benefit Plan (and each related trust, insurance contract or fund and related administrative documentation) complies in all material respects in form and in operation with its terms and the applicable requirements of ERISA and the Code. Each Company Benefit Plan intended to be qualified under Section 401(a) of the Code (or the prototype plan to which it relates), and the trust forming a part thereof, has received a favorable determination later from the Internal Revenue Service as to its qualification under the Code and to the effect that such trust is exempt from taxation under Section 501(a) of the Code (or has time remaining to apply for such a letter), and, to the Knowledge of Seller, nothing has occurred since the date of such determination letter that would reasonably be expected to adversely affect such qualification or tax-exempt status.

(c) With respect to each Company Benefit Plan, no Person has entered into any nonexempt “prohibited transaction,” as such term is defined in ERISA or the Code that would reasonably be expected to result in material Liability to the Company.

(d) No Tax penalties or additional Taxes have been imposed or would be reasonably expected to be imposed on any Person with respect to any Company Benefit Plan, and no acceleration of Taxes has occurred or would be reasonably expected to occur with respect to any Person, in each case as a result of a failure to comply with Section 409A of the Code with respect to any such Company Benefit Plan.

(e) All Form 5500 Annual Reports have been timely filed with respect to each Company Benefit Plan for which such reports are required, all requirements of COBRA and HIPAA have been met with respect to each applicable Company Benefit Plan and the Companies and each ERISA Affiliate is in compliance with COBRA and has complied with COBRA during the Seller Ownership Period. The Companies are and have been in compliance with HIPAA during the Seller Ownership Period. Except as set forth on Section 4.16(e) of the Disclosure Schedule, each Company Benefit Plan (except for consent of an employee that may be required or desirable with respect to any employment or similar individual agreement) may be unilaterally amended or terminated without material Liability in its entirety except as to benefits accrued thereunder prior to such amendment or termination, and no Company Benefit Plan that is an Employee Welfare Benefit Plan provides retiree benefits coverage other than COBRA or as may be required pursuant to other applicable Law.

(f) All contributions required to be made under the terms of any Company Benefit Plans made have been timely made or, if not yet due, have been properly reflected in the Companies’ financial statements in accordance with GAAP consistently applied throughout the period indicated.

(g) Seller has made available to Buyer correct and complete copies, as applicable, of the plan documents and summary plan descriptions, the most recent determination letter received from the Internal Revenue Service, the three most recent Form 5500 Annual Reports and actuarial reports and all attachments thereto, the most recent financial statements and other valuation reports, the three most recent annual non-discrimination testings, the most recent required employee disclosures, all correspondence from any Governmental Authority, and all related trust arrangements, insurance contracts, and other funding and administrative agreements, in each case with respect to each Company Benefit Plan.

(h) No Proceeding with respect to any Company Benefit Plan (other than routine claims for benefits) is pending or, to the Knowledge of Seller, threatened, and no event exists that would result in such a Proceeding.

(i) The Companies are in compliance in all material respects with all of the requirements of the Affordable Care Act and all regulations and rulings thereunder (the “ACA”) and have maintained records for determination of employees and compliance with the ACA and each Company Benefit Plan subject to the ACA is in compliance in all material respects therewith.

(j) With respect to each Company Benefit Plan, neither the Companies nor any of their subsidiaries has incurred, and Seller has no reason to expect that they will incur, any Liability to the PBGC (other than PBGC premium payments) or otherwise under Section 302 or Title IV of ERISA or Section 412 of the Code. None of the Companies or any of its subsidiaries has any Liability under any defined benefit pension plan (including any multiemployer plan within the meaning of Section 4001(a)(3) of ERISA) other than the Wyoming Refining Company Pension Plan, under any voluntary employee benefits association, any multiple employer plan or any multiemployer plan (each as defined in ERISA). With respect to the Wyoming Refining Company Pension Plan, (A) there has been no “reportable event” (as defined in Section 4043 of ERISA) within the last three years (other than an event for which the 30-day notice period is or has been waived), (B) there is no failure to meet the minimum funding standard of Section 412 or 430 of the Code or Section 302 or 303

of ERISA, whether or not waived, (C) there has been no filing pursuant to Section 412(c) of the Code or Section 302(c) of ERISA for an application for a waiver of the minimum funding standard within the last three years, (D) there has been no determination that such plan is, or is expected to be, in “at-risk” status (as defined in Section 430 of the Code or Section 303 of ERISA), (E) none of the Companies or any ERISA Affiliate has received any written notice relating to the intention to terminate such plan or to appoint a trustee to administer such plan under Section 4041 or 4042 of ERISA, and (F) there has been no imposition of a Lien pursuant to Section 430(k) of the Code or Section 303(k) of ERISA and no violation of Section 436 of the Code and no event exists for which the PBGC could seek a lien on the Companies’ assets. In addition, no circumstances exist that would result in any Liability to the Companies or their subsidiaries on account of any Employee Benefit Plan that is or at any relevant time was maintained, sponsored, contributed to or required to be contributed to by an ERISA Affiliate of the Companies and their subsidiaries, other than the Company Severance Plan or for the payments specified in Section 6.3 (and with respect to the payments specified in Section 6.3, the Companies’ obligations for these payments are solely pursuant to this Agreement and are not due pursuant to any Employee Benefit Plan other than the Company Severance Plan).

(k) None of the execution, delivery or performance of this Agreement by Seller or the consummation by Seller of the Transactions will (alone or in conjunction with any other event, including any termination of employment on or following the Closing) (A) entitle any Person to any compensation or benefit, (B) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefit or trigger any other material obligation under any Company Benefit Plan, (C) result in any breach or violation of or default under or limit the Companies’ or any ERISA Affiliates’ right to amend, modify or terminate any Company Benefit Plan, or (D) result in any excess parachute payment under Section 280G of the Code or excise Tax under Section 4999 of the Code. No Company Benefit Plan provides for any tax gross-up, including for excise Tax under Sections 409A or 4999 of the Code.

(l) Notwithstanding anything in this Agreement to the contrary, the provisions of this Section 4.16 contains the exclusive representations and warranties of Seller with respect to employee benefit matters.

Section 4.17 Employees. Prior to the Execution Date, Seller has provided to Buyer (a) the names, titles, compensation (including all salary, most recent annual bonus and any equity compensation), classification, exempt or non-exempt status, Employee Benefit Plans and years of service used for Employee Benefit Plans, start dates, amounts of accrued and unused vacation and vacation entitlement of each employee of the Companies (the “Employees”), and whether each such Employee is on a leave of absence and (b) the names and compensation of all independent contractors of the Companies. Seller and the Companies are in compliance in all material respects with all applicable Laws pertaining to employment, including the WARN Act, and employment practices, terms and conditions of employment, wages and hours, payment of unemployment benefits and Taxes, plant closings, employee classification, immigration matters and workers compensation. No Company has experienced any strikes, grievances, claims of unfair labor practices, or other collective bargaining disputes during the Seller Ownership Period. No Company has committed any unfair labor practices during the Seller Ownership Period and, to the Knowledge of Seller, there are no organizational efforts presently being made or threatened by or on behalf of any labor union with respect to the Employees. To the Knowledge of Seller, all Employees are legally eligible to work in the United States. There are no Proceedings pending or, to Seller’s Knowledge, threatened in writing with respect to any Employee, independent contractor or employment Laws for which the Companies could have any Liability (directly, indirectly or otherwise). The Companies are in compliance with the WARN Act and no WARN Act event has occurred in the preceding three years for which any WARN Act Liability exists. Notwithstanding anything in this Agreement to the contrary, the provisions of this Section 4.17 contains the exclusive representations and warranties of Seller with respect to employee matters. The Companies have not during the Seller Ownership Period been the subject of an audit nor have the Company been the subject of a Proceeding from the United States Department of Homeland Security, including Immigration and Customs Enforcement (or any predecessor thereto, including the United States Customs Service or the Immigration and Naturalization Service) or any other immigration-related enforcement Proceeding.

Section 4.18 Permits. Section 4.18 of the Disclosure Schedule lists each material Permit (“Material Permits”) required or necessary for the Companies to (a) own and operate the Assets in the places and in the manner currently owned or operated and (b) operate their respective businesses in the manner currently operated. Except as set forth on Section 4.18 of the Disclosure Schedule, (i) no Company has received any written notification from any Governmental Authority concerning violations that are currently in existence with respect to the Material Permits and (ii) no Proceeding is pending or, to the Knowledge of Seller, has been threatened in writing with respect to the revocation or limitation of any of the Material Permits or the Companies’ operations thereunder. None of the Material Permits will lapse, terminate or expire as a result of the performance of this Agreement by Seller or the consummation of the Transactions. Notwithstanding anything in this Agreement to the contrary, the provisions of this Section 4.18 shall not relate to or cover any Permit or matter relating to or arising out of any Environmental Laws, which are covered exclusively by Section 4.19.

Section 4.19 Environmental Matters.

(a) Buyer acknowledges that the soil and ground water at certain locations on the Owned Real Property, Owned Leased Property and Easements indicates the presence of Hazardous Materials and such Hazardous Materials may have migrated off of such Owned Real Property, Owned Leased Property and Easements.

(b) Section 4.19(b) of the Disclosure Schedule lists the Environmental Permits. Except as expressly described on Section 4.19(b) of the Disclosure Schedule, these Environmental Permits are in full force and effect.

(c) Seller has made available to Buyer all material written reports, audits, and similar documents within its possession or control dated during the three years prior to the Execution Date and relating to compliance with or liability under any Environmental Law with respect to the Assets or to the release of Hazardous Materials.

(d) Except as expressly described on Section 4.19(d) of the Disclosure Schedule, to Seller’s Knowledge, (i) the Companies are in compliance in all material respects with all applicable Environmental Laws and the Environmental Permits set forth on Section 4.19(b) of the Disclosure Schedule and (ii) from June 30, 2011 through the Execution Date, there has been no material releases of Hazardous Materials at, on, under, from or in connection with the Assets.

(e) Except as expressly described in Section 4.19(e) of the Disclosure Schedule, no material Proceedings are pending, or to the Knowledge of Seller, threatened in writing that arise under Environmental Laws, that relate to any Environmental Permit or that involve a release or releases of or exposure to Hazardous Materials, at, on, under, from, or in connection with the Assets or at another location for which any Company may bear legal or contractual responsibility.

(f) Except as expressly described on Section 4.19(f) of the Disclosure Schedule, the Companies, the Assets, the Owned Real Property, the Leased Real Property, and the Pipeline Property are not subject to the requirements of any Governmental Order that imposes Liability beyond Liability of general applicability imposed by the Environmental Laws or beyond the Liability imposed by the Environmental Permits.

(g) Notwithstanding anything in this Agreement to the contrary, the provisions of this Section 4.19 contains the exclusive representations and warranties of Seller with respect to environmental matters.

Section 4.20 Indebtedness. As of April 30, 2016, the Companies have no outstanding Indebtedness other than as reflected in the unaudited consolidated balance sheet for the month ended April 30, 2016.

Section 4.21 Insurance. The Companies maintain adequate insurance coverage in accordance with reasonable commercial standards in respect of the Assets and the business and operations of the Companies. Excluding insurance policies that have expired and have been replaced in the Ordinary Course of Business, no material insurance policy held by a Company has been cancelled within the last two years prior to the Execution Date. As of the date hereof, there are no all material outstanding claims to the extent relating to the Companies, the Assets or the businesses of the Companies under the insurance policies held by the Companies.

Section 4.22 Absence of Undisclosed Liabilities.

(a) Other than any Liabilities (i) incurred in the Ordinary Course of Business after the Balance Sheet Date or (ii) reflected in the Financial Statements, no Company has any material Liabilities of any nature (contingent or otherwise) that would be required to be disclosed on a balance sheet prepared in accordance with GAAP consistently applied throughout the period indicated in a manner consistent with past practice in the preparation of the Financial Statements.

(b) No Company maintains any “off-balance sheet arrangement” within the meaning of Item 303 of Regulation S-K of the Securities and Exchange Commission.

Section 4.23 Records. The books of account, minute books and other books and records of the Companies, whether in writing, electronic or machine-readable form (collectively, the “Company Records”) have all been made available to Buyer.

Section 4.24 Accounts Receivable and Inventory.

(a) All accounts receivable of the Companies, including those that are reflected on the balance sheet included in the Unaudited Financial Statements (collectively, the “Accounts Receivable”), represent legal, valid and binding obligations of the named account debtors arising in the Ordinary Course of Business, and, except as set forth on Section 4.24 of the Disclosure Schedule, as of the Execution Date, none of the Accounts Receivable are more than 60 days outstanding. Except as set forth on Section 4.24 of the Disclosure Schedule, subject to the reserves provided for on such balance sheet, each of the Accounts Receivable will be collected in full in the Ordinary Course of Business, without any defense, set-off or counterclaim, within 60 days after the billing date of such Account Receivable. No Company has received any written notice from any obligor of an Accounts Receivable challenging such obligor’s obligation to pay its Accounts Receivable due to such Company, other than as reserved for on such balance sheet. Since the Balance Sheet Date, no Company has (i) disposed of or transferred any Accounts Receivable except through the collection thereof in accordance with their terms or (ii) acquired or permitted to be created any Accounts Receivable, other than in the Ordinary Course of Business. The reserve for bad debts shown on the balance sheets contained within the Financial Statements or, with respect to accounts receivable arising after the Balance Sheet Date, on the accounting records of the Companies have been determined in accordance with GAAP subject to normal year-end adjustments and the absence of disclosures normally made in footnotes.

(b) Inventory (other than Hydrocarbon Inventory) used in the conduct of the operations of the business of the Companies reflected in the Unaudited Financial Statements or acquired since the date thereof, was acquired and has been maintained in the Ordinary Course of Business, is not obsolete and is usable or saleable in the Ordinary Course of Business, subject to reserves for obsolescence as are set forth in the Unaudited Financial Statements in accordance with GAAP consistently applied throughout the period covered by the Unaudited Financial Statements.

Section 4.25 Customers. Section 4.25 of the Disclosure Schedule contains a complete and correct list of the 20 largest customers of the Companies (each, a “Material Customer”) (measured by the aggregate dollar amount of revenues attributable to the Material Customers) during the 12-month period ended December 31, 2015.

Section 4.26 Bank Accounts. Section 4.26 of the Disclosure Schedule sets forth a complete and correct list of all bank accounts and investment accounts maintained by the Companies, along with a list of Persons authorized to sign with respect to such accounts.

Section 4.27 Bonds and Credit Support. Section 4.27 of the Disclosure Schedule lists all bonds, letters of credit and other similar credit support instruments maintained by Seller or any of its Affiliates (including the Companies) with respect to the Assets and the businesses of the Companies.

Section 4.28 Suppliers. Section 4.28 of the Disclosure Schedule sets forth a complete and correct list of the ten largest suppliers of materials, products or services to the Companies (each, a “Material Supplier”) in connection with their respective businesses (measured by aggregate dollar amount of goods or services attributable to the Material Suppliers) for the year ended December 31, 2015.

Section 4.29 Certain Business Relationships with the Companies. Except (a) as set forth on Section 4.29 of the Disclosure Schedule, (b) with respect to Seller’s and its Affiliates’ direct and indirect equity ownership of Refinery Company and Refinery Company’s equity ownership of Pipeline Company and (c) for the employment agreements set forth on Section 4.13 of the Disclosure Schedule, none of Seller, any Affiliate of Seller, any Company, any Affiliate of any Company or any director, manager, officer or employee of any of the foregoing (i) has any direct or indirect interest in, or has been involved in, any contract or business arrangement or relationship with, or relating to, any Company or its respective business within the past 12 months, or (ii) is a director, manager, officer or employee of any Person that is or has been within the past 12 months a client, customer, supplier, lessor, lessee, debtor, creditor or competitor of any Company.

Section 4.30 Disclaimer of Other Representations and Warranties. EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE 4, SELLER MAKES NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF THE COMPANIES OR ANY OF THE ASSETS, LIABILITIES OR OPERATIONS, INCLUDING WITH RESPECT TO THE CONDITION, USEFULNESS OR ADEQUACY OF THE ASSETS, QUALITY, MERCHANTABILITY AND/OR FITNESS FOR A PARTICULAR PURPOSE, MARKETABILITY, CONFORMITY TO SAMPLES, ANY PROJECTIONS, ESTIMATES OR BUDGETS DELIVERED TO OR MADE AVAILABLE TO BUYER OF FUTURE REVENUES, FUTURE RESULTS OF OPERATIONS (OR ANY COMPONENT THEREOF), FUTURE CASH FLOWS OR FUTURE FINANCIAL CONDITION (OR ANY COMPONENT THEREOF) OF THE COMPANIES OR THE BUSINESSES OF THE COMPANIES OR THE FUTURE BUSINESSES AND OPERATIONS OF THE COMPANIES, AND ANY AND ALL SUCH REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED. BUYER HEREBY ACKNOWLEDGES AND AGREES THAT, EXCEPT TO THE EXTENT SPECIFICALLY SET FORTH IN THIS ARTICLE 4, BUYER, THROUGH ITS PURCHASE OF THE UNITS, IS INDIRECTLY ACQUIRING THE ASSETS ON AN “AS-IS, WHERE-IS” AND “WITH ALL FAULTS” BASIS. EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE 4, SELLER HEREBY DISCLAIMS ANY CLAIMS BY BUYER, AND BUYER EXPRESSLY WAIVES SUCH CLAIMS, FOR DAMAGES BECAUSE OF LATENT VICES OR DEFECTS, WHETHER KNOWN OR UNKNOWN, IT BEING THE INTENTION OF SELLER AND BUYER THAT, SUBJECT TO THE TERMS OF THIS AGREEMENT, THE ASSETS ARE TO BE ACCEPTED BY BUYER IN THEIR PRESENT CONDITION AND STATE OF REPAIR. BUYER FURTHER ACKNOWLEDGES THAT IT MAY NOT PLACE ANY RELIANCE THEREON AND THAT, EXCEPT AS EXPRESSLY SET FORTH IN ARTICLE 4, SELLER DISCLAIMS ANY REPRESENTATION OR WARRANTY AS TO THE ACCURACY, ADEQUACY OR COMPLETENESS OF ANY AGREEMENTS, DOCUMENTS, MATERIALS OR OTHER INFORMATION PROVIDED TO BUYER IN ANY DATA ROOM, MANAGEMENT PRESENTATION OR OTHERWISE, AND BUYER AGREES THAT IT MAY NOT PLACE ANY RELIANCE THEREON, AND THAT, EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, NEITHER SELLER, THE COMPANIES NOR ANY OF THEIR AFFILIATES SHALL HAVE ANY LIABILITY TO BUYER OR ITS AFFILIATES RESULTING FROM THE USE OF SUCH AGREEMENTS, DOCUMENTS, MATERIALS OR OTHER INFORMATION, ANY OMISSIONS THEREFROM OR ERRORS THEREIN.

ARTICLE 5

PRE-CLOSING COVENANTS

Buyer and Seller agree as follows with respect to the period between the execution of this Agreement and Closing.

Section 5.1 General. Buyer and Seller shall use their respective commercially reasonable efforts to take all actions and to do all things necessary, proper or advisable to cause the conditions to Closing set forth in Section 7.1 and Section 7.2, respectively, to be satisfied at or prior to Closing; provided, however, that the foregoing obligation shall not require Buyer or Seller to waive any of the conditions set forth in Section 7.1 or Section 7.2, respectively.

Section 5.2 Notices and Consents; HSR Act.

(a) Each of the Parties shall (and Seller shall cause the Companies to), as promptly as possible following the Execution Date, give any notices to, make any filings with and use its commercially reasonable efforts to obtain any authorizations, consents and approvals of Governmental Authorities or Third Parties applicable to it in connection with the Transactions. Seller shall (and shall cause the Companies to) provide (i) any notices required in connection with (A) the release or replacement of the Seller Guarantees in accordance with Section 5.13 and (B) any Government Contract and (ii) any notices, filings and/or requests for authorization, consent or approval, to the extent reasonably requested by Buyer, to the United States Environmental Protection Agency and/or the State of Wyoming; provided, however, that no Party shall be required to commence any Proceeding to secure any such consent. Except as set forth in Section 5.2(b), Buyer shall pay the reasonable costs and expenses of obtaining any consent or approval of a Third Party or Governmental Authority that is required for Buyer to consummate the Transactions, and Seller shall pay the reasonable costs and expenses of obtaining any consent or approval of a Third Party or Governmental Authority that is required for Seller to consummate the Transactions. The Parties shall, and shall cause their Affiliates to, reasonably cooperate with each other in connection with the making of all such notices or filings or obtaining such authorizations, consents and approvals.

(b) Without limiting the generality of the foregoing, each of the Parties will, in no event later than five Business Days following the Execution Date (such deadline being subject to the Parties’ reasonable cooperation under Section 5.2(a)) file (or cause its appropriate Affiliates to file) any notification, report forms and related material that it may be required to file with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the HSR Act, and will use its commercially reasonable efforts to obtain an early termination of the applicable waiting period thereunder. Each of the Parties will (i) comply at the earliest practicable date with any request under the HSR Act for additional information, documents or other materials received by such party from the United States Federal Trade Commission or the United States Department of Justice or any other Governmental Authority in respect of such filings, and (ii) subject to Section 5.2(d), cooperate in a commercially reasonable manner with the other Parties in connection with any such filing and in connection with resolving any investigation or other inquiry of any such agency or other Governmental Authority under any Antitrust Laws with respect to any such filing. To the extent not prohibited by applicable Laws, each Party shall use all commercially reasonable efforts to furnish to each other Party all information required for any application or other filing to be made pursuant to any applicable Laws in connection with the Transactions. Each Party shall give each other Party reasonable prior notice of any communication with, and any proposed understanding, undertaking or agreement with, any Governmental Authority regarding any such filings. None of the Parties shall independently participate in any meeting, or engage in any substantive conversation, with any Governmental Authority in respect of any such filings, investigation or other inquiry without giving the other Party prior notice of the meeting or conversation and, unless prohibited by such Governmental Authority, the opportunity to attend or participate; provided, however, that a Party or its legal counsel may respond to any unsolicited telephone calls from such Governmental Authority without prior notice to, or participation of, the other Parties but before discussing any substantive matters, such party or its legal counsel shall seek to add legal counsel for the other Party to the call or to reschedule the call for a time when all Parties and/or their counsel may participate. The Parties will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party in connection with proceedings under or relating to Antitrust Laws. Buyer shall take the lead in coordinating any filings and obtaining any necessary approvals under the Antitrust Laws. Buyer shall pay all filing fees payable in connection with the filings by the parties required by the HSR Act, and make (or cause its appropriate Affiliates to make) any further filings pursuant thereto that may be necessary, proper or advisable in connection therewith.

(c) Subject to Section 5.2(d), each of the Parties shall use its commercially reasonable efforts to resolve such objections, if any, as may be asserted by any Governmental Authority with respect to the Transactions under the HSR Act, the Sherman Antitrust Act of 1890, as amended, the Clayton Act of 1914, as amended, the Federal Trade Commission Act, as amended, and any other United States federal or state Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, “Antitrust Laws”). In connection therewith and subject to Section 5.2(d), if any Proceeding is instituted (or threatened to be instituted) challenging any of the Transactions as inconsistent with or violative of any Antitrust Law, each of the Parties shall (by negotiation, litigation or otherwise) cooperate and use its commercially reasonable efforts vigorously to contest and resist any such Proceeding, including any administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, delays or restricts consummation of the Transactions, including by vigorously pursuing all available avenues of administrative and judicial appeal, unless, by mutual agreement, the Parties decide that litigation is not in their respective best interests. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 5.2 shall limit the right of a Party to terminate this Agreement pursuant to Section 9.1, so long as such Party has until that time complied in all material respects with its obligations under this Section 5.2. Each of the Parties shall use its commercially reasonable efforts to take such action as may be required to cause the expiration of the notice periods under the HSR Act or other Antitrust Laws with respect to the Transactions as promptly as possible after the execution of this Agreement.

(d) Notwithstanding anything to the contrary in this Agreement, none of the Parties or any of their respective Affiliates shall be required, in order to resolve any objections asserted under Antitrust Laws by any Governmental Authority with respect to the Transactions to (i) sell, hold, divest, discontinue or limit, before or after the Closing Date, any assets, businesses or interests of the Parties or their respective Affiliates, or (ii) to take any action or agree to any limitation or restriction, that its board of directors (or equivalent governing body) reasonably determines in good faith, (A) in the case of Seller, would have a Material Adverse Effect, (B) would materially reduce the overall benefits expected, as of the Execution Date, to be realized by Buyer or Seller, as applicable, from the Transactions, or (C) materially limits a Party’s or either of the Companies’ freedom of action with respect to the conduct of their respective businesses, whether before or after the Closing Date.

Section 5.3 Operation of Business. Except as provided in Schedule 5.3:

(a) Seller agrees that during the Interim Period, Seller shall (and shall cause each Company to):

(i) operate and maintain the Assets (including the Refinery), conduct the businesses of the Companies and maintain the Company Records, in each case, in the Ordinary Course of Business and in compliance in all material respects with (A) all Laws which are applicable to the Assets (including the Refinery) and the businesses of the Companies, (B) the Material Contracts and (C) the Material Permits;

(ii) maintain in full force and effect the insurance policies of the Companies at materially the same level as was held by or for the benefit of the Companies or the Assets immediately prior to the Execution Date;

(iii) give written notice to Buyer as soon as is practicable of any notice, to the Knowledge of Seller, received or given by Seller or a Company with respect to any alleged breach by Seller, a Company or any other Person of any Material Contract or any Material Permit;

(iv) pay all Taxes with respect to the Assets (including the Refinery) and the businesses of the Companies which become due and payable on or prior to the Closing (except such Taxes as Seller or a Company may be contesting in good faith by appropriate Tax Proceedings for which adequate reserves required by GAAP have been established and for which Buyer is indemnified hereunder);

(v) to the extent permitted by applicable Law, subject to Section 5.4, upon request from Buyer advise and consult with Buyer on all material matters relating to the Assets (including the Refinery), the entry into or modification or amendment of any Material Contract or Material Permit and the businesses of the Companies; and

(vi) give prompt notice to Buyer of (A) any material damage to the Assets of which, to the Knowledge of Seller, Seller or a Company has knowledge, (B) any notice, to the Knowledge of Seller, received by Seller or a Company of any material claim asserting any tort or violation of Law or any material investigation, suit, action or litigation by or before a Governmental Authority, that (in each case) relates to the Assets (including the Refinery) and the businesses of the Companies; and (C) any emergency operation undertaken with respect to the Assets (including the Refinery) and the businesses of the Companies.

(b) Seller agrees that during the Interim Period, Seller shall not (and shall cause each Company not to), without the prior written consent of Buyer, such consent not to be unreasonably withheld, conditioned or delayed:

(i) except for emergency operations related to events endangering or threatening to endanger human life, the Assets or the environment, make any capital expenditure or undertake any operation with respect to the Assets (including the Refinery) and the businesses of Companies, in each case, reasonably anticipated to cost in excess of $500,000;

(ii) enter into a contract or agreement that if entered into on or prior to the Execution Date, would be required to be listed on Sections 4.13(a) or 4.29 of the Disclosure Schedule;

(iii) terminate (unless such Material Contract or Material Permit terminates pursuant to its stated terms) or extend or otherwise materially amend the terms of any Material Contract or Material Permit;

(iv) amend, supplement or modify the certificate of formation of any Company, the Limited Liability Company Agreement, the limited liability company agreement of Pipeline Company, or any other governing document of any of the Companies;

(v) permit or voluntarily suffer any material damage, destruction or other casualty loss with respect to the Assets or settle any material Proceeding or waive any material claims or rights of material value, in each case, attributable to the Assets (including the Refinery) and the businesses of the Companies;

(vi) make or change any cash management practices or policies or Tax election or change any financial accounting or Tax methodology, amend any Tax Return, enter into any closing agreement, settle or compromise any Tax claim or assessment, enter into any Tax sharing agreement, Tax indemnity agreement or similar contract, or consent to any extension or waiver of the limitation period applicable to any claim or assessment, in each case, with respect to the Assets (including the Refinery) and the businesses of the Companies;

(vii) directly or indirectly (A) purchase, redeem or otherwise acquire or dispose of any of the Capital Stock of the Companies, (B) except as provided in Section 6.8, declare, set aside or pay any dividend or distribution (whether in cash, stock or other property) in respect of the Capital Stock of the Companies, (C) authorize for issuance, issue or sell any shares of Capital Stock or any other debt or equity securities or securities convertible into or exercisable or exchangeable for, or any rights, warrants or options to acquire, any Capital Stock of the Companies, (D) enter into or otherwise become obligated under any subscriptions, warrants, options, calls or other commitments or rights to acquire any Capital Stock of the Companies, (E) split, combine, subdivide or reclassify any class or series of Capital Stock of the Companies, or (F) take, or agree to take, any steps otherwise affecting or changing the capitalization of the Companies;

(viii) change any financial reporting or accounting policy or accounting practice of or relating to the Companies other than such change that is immaterial or is required by applicable Law or applicable accounting standards;

(ix) except with respect to the continued operation of the ABL Facility in accordance with its terms as of the Execution Date, create, incur, assume, amend or guarantee any Indebtedness, make payments of principal under the Credit Facility, or grant or permit any of the Assets to become subject to any Liens other than Permitted Encumbrances;

(x) merge into or with or consolidate a Company with any other Person or acquire any of the business, assets or securities of any Person;

(xi) transfer, sell, or dispose of any of the Assets other than sales of personal property in the Ordinary Course of Business that is no longer necessary in the operation of the Assets or for which replacement personal property of equal or greater value has been obtained;

(xii) except as required by Law or to comply with any Employee Benefit Plan as in effect on the Execution Date or with respect to the anticipated increases to be effective June 2016, (A) increase the compensation or benefits of any director, manager, officer or employee of a Company other than increases made in the Ordinary Course of Business for non-management level employees that do not exceed 2% in the aggregate for such employees, (B) grant or accelerate the vesting or payment of any compensation or benefit, (C) adopt, establish, enter into, amend or modify or terminate any Employee Benefit Plan or collective bargaining or similar agreement (except for amendments to Company Benefit Plans made in the ordinary course of business in connection with annual enrollments or renewals that do not materially increase the cost of maintaining such plans) or (D) enter into any trust, annuity or insurance contract or similar agreement in connection with any Employee Benefit Plan or take any other action to fund or otherwise secure the payment of any compensation or benefit;

(xiii) except as provided in Section 6.3, terminate the employment of any employee of the Companies other than for cause;

(xiv) negotiate, enter into, modify, amend or terminate any collective bargaining agreement or agreement with any labor union, labor organization or works council;

(xv) take any action or enter into any commitment with respect to or in contemplation of any liquidation, dissolution or other winding up of the business or operations of the Companies; or

(xvi) commit to do any of the foregoing.

Section 5.4 Full Access.

(a) Seller will permit, and will cause the Companies to permit, Buyer’s Representatives to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of Seller or either Company, to all premises, properties, personnel, books, records (including Tax records), contracts and documents of or pertaining to the Companies and/or the Assets, including the Company Records. Buyer acknowledges that any access to the Refinery and other Assets by Buyer or any of Buyer’s Representatives or any other Person acting by or on behalf of Buyer shall be at the sole risk, cost and expense of Buyer; provided, however, Buyer shall not be permitted to undertake any testing or other invasive sampling of the indoor or outdoor environment in, on or under any Asset without the prior written consent of Seller, which consent may be withheld in Seller’s sole discretion, but Buyer and its environmental consultant shall be allowed to conduct Phase I Environmental Compliance Assessments and environmental compliance audits of any Owned Real Property or, to the extent Seller is able to grant such access, Leased Real Property and the Easements.

(b) Prior to the Closing Date and except (i) as required by applicable Law, or (ii) as permitted pursuant to Section 5.3(a), none of Buyer or its Affiliates shall cause or permit their Representatives to contact any Governmental Authority (other than pursuant to Section 5.2) or any customer, vendor, supplier or employee of, or any other Person having business dealings with, the Companies to discuss the Companies or any aspect of the Transactions, without the prior written consent of Seller, which consent shall not be unreasonably withheld, delayed or conditioned.

(c) BUYER SHALL RELEASE, PROTECT, DEFEND, INDEMNIFY AND HOLD THE SELLER INDEMNIFIED PERSONS HARMLESS FROM AND AGAINST ANY AND ALL LIABILITIES, CLAIMS OR LOSSES (OTHER THAN ANY LIABILITIES, CLAIMS OR LOSSES RELATING TO THE EXISTENCE, AND/OR DISCOVERY BY BUYER, OF ANY EXISTING CONDITION RELATING TO THE ASSETS, INCLUDING ANY VIOLATIONS OF LAW RELATING TO THE ASSETS) ARISING FROM OR IN CONNECTION WITH ANY DUE DILIGENCE CONDUCTED PURSUANT TO OR IN CONNECTION WITH THIS AGREEMENT PRIOR TO THE CLOSING, INCLUDING ANY SITE VISITS; PROVIDED, HOWEVER, THAT SUCH INDEMNITY OBLIGATIONS SHALL APPLY TO THE EXTENT, AND ONLY TO THE EXTENT, THAT ANY SUCH LIABILITIES, CLAIMS OR LOSSES WERE NOT CAUSED BY OR ATTRIBUTABLE TO THE GROSS

NEGLIGENCE OR WILLFUL MISCONDUCT OF ANY MEMBER OF THE SELLER INDEMNIFIED PERSONS. BUYER WILL COMPLY AND WILL CAUSE ITS REPRESENTATIVES TO COMPLY FULLY WITH ALL WRITTEN SAFETY RULES, REGULATIONS, POLICIES AND INSTRUCTIONS ISSUED TO BUYER BY SELLER, EITHER COMPANY OR ANY THIRD PARTY OPERATOR REGARDING BUYER’S ACCESS PRIOR TO THE CLOSING WHILE UPON, ENTERING OR LEAVING ANY PROPERTY INCLUDED IN THE ASSETS.

(d) Upon completion of Buyer’s due diligence, Buyer shall at its sole cost and expense and without any cost or expense to Seller or its Affiliates, (i) repair all damage done to the Assets (including the real property and other assets associated therewith) caused by Buyer’s due diligence, (ii) restore the Assets (including the real property and other assets associated therewith) to the approximate same or better condition than it was prior to commencement of Buyer’s due diligence and (iii) remove all equipment, tools or other property brought onto the Assets in connection with Buyer’s due diligence.

Section 5.5 Notice of Developments.

(a) Disclosure of Another Party’s Breach. Between the Execution Date and the Closing Date, Seller shall give prompt written notice to Buyer if, to the Knowledge of Seller, there has been a breach of any of Buyer’s representations, warranties or covenants contained herein and Buyer shall give prompt written notice to Seller if, to the Knowledge of Buyer, there has been a breach of any of the representations, warranties or covenants of Seller contained herein.

(b) Occurrence of Event. Between the Execution Date and the Closing Date, Buyer and Seller shall give prompt written notice to the other, if to the Knowledge of such notifying Party, there has occurred any event that may reasonably be expected to make the satisfaction of any of the conditions in Article 7 impossible or unlikely.

(c) Effect of Disclosure. If any event or development occurs between the Execution Date and the Closing Date which constitutes an action that Seller or any Company is expressly permitted to take, or for which Buyer expressly consents for Seller or any Company to take, pursuant to Section 5.3 or a transaction that Seller or any Company is expressly permitted to enter into, or for which Buyer expressly consents for Seller or any Company to enter into, pursuant to Section 5.3, then Seller or any Company may take such action or enter into such transaction, as applicable, and Seller shall amend or supplement the applicable section of the Disclosure Schedule to prevent or cure any misrepresentation, breach of warranty or breach of covenant which would occur as of the Closing Date as a result of such permitted action or transaction absent such amendment or supplement, for all purposes of this Agreement, including for purposes of determining whether or not the condition set forth in Section 7.1 have been satisfied and for purposes of the indemnification and termination rights included in this Agreement.

Section 5.6 Exclusivity. From and after the Execution Date and continuing through the Closing Date, Seller shall not (and shall not cause or permit any Company, or any of Representative of Seller and/or any Company to) (a) solicit, initiate, encourage, or take any other action designed to facilitate any proposal or offer from any Person relating to, or (b) engage in negotiations or otherwise provide any information with respect to, or cooperate with any Person relating to, in each case, any possible sale or other disposition (whether by merger, consolidation, stock sale, reorganization, recapitalization, liquidation, dissolution, Capital Stock exchange or otherwise) of all or any material portion of the Units, the Capital Stock of Pipeline Company or the Assets with any other Person other than Buyer, its Affiliates and its Representatives (each, an “Acquisition Proposal”). Seller shall (and shall cause each Company and any Representative of Seller and/or each Company to), immediately cease and terminate all existing discussions or negotiations with any Person with respect to any proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 5.6 by any Representative or Affiliate of Seller or a Company shall be deemed to be a breach of this Section 5.6 by Seller.

Section 5.7 Hydrocarbon Inventory.

(a) The Parties acknowledge that Buyer caused an Affiliate of Intertek Group, PLC (“Intertek”) to measure the volumes of (i) Onsite Inventory (as defined in Exhibit G-2—Hydrocarbon Inventory Measurement Procedures) contained in some, but not all, tanks at the Refinery on May 31, 2016 and (ii) the WPC Inventory contained in tanks (but not pipelines) on May 31, 2016, and that in each case those measured volumes are correctly stated in Exhibit G-1—May EOM Inventory.

(b) The Parties also acknowledge that they have agreed (for purposes of this Section 5.7, Section 8.1(c) and Section 8.2(b) only) as to (i) the volumes of Onsite Inventory that were not physically measured on May 31, 2016, (ii) the volumes of the WPC Inventory that were not physically measured on May 31, 2016, and (iii) the volumes of Offsite Inventory on May 31, 2016 and that in each case those agreed volumes of unmeasured Onsite Inventory, Offsite Inventory and WPC Inventory are correctly stated on Exhibit G-1.

(c) Additionally, the Parties acknowledge that they have agreed (for purposes of this Section 5.7, Section 8.1(c) and Section 8.2(b) only) that the total value of the Hydrocarbon Inventory as of May 31, 2016 is correctly set forth in Exhibit G-1 (such value, the “May EOM Inventory Value”).

(d) The Parties also acknowledge that they have agreed (for purposes of this Section 5.7, Section 8.1(c) and Section 8.2(b) only) not to measure or value Onsite Inventory contained in process units or pipeworks at May 31, 2016 or at the Measurement Dated (as defined below), notwithstanding anything to the contrary in Exhibit G-2 or Exhibit G-3.

(e) Buyer shall have the option, but not the obligation, to have the Onsite Inventory and the WPC Inventory measured and sampled by a mutually agreeable independent inspector (the “Field Inspector”) on a date that is the first or second day preceding the Closing Date (the “Inventory Measurement Date”). Buyer and Seller shall use their commercially reasonable efforts to cause Intertek to be the Field Inspector. The Field Inspector shall measure and sample the Onsite Inventory and WPC Inventory (including tank sludge) as of the Inventory Measurement Date at the respective locations of the Hydrocarbon Inventory on the Inventory Measurement Date; provided, however, that notwithstanding anything herein to the contrary,

(i) the volumes of all Onsite Inventory in process units and pipeworks shall not be measured or valued by the Field Inspector or the Parties, (ii) the volumes of all Hydrocarbon Inventory in transit, whether inbound or outbound, by pipeline (including line fill), railcar or truck shall be determined as set forth on Exhibit G-2 and shall not be measured by the Field Inspector or included in the Field Inspector Report but shall instead be validated by bills of lading (in the case of railcar or truck loads) or meter tickets for pipeline batches, and (iii) all crude tank and other volume compositions shall be determined as set forth on Exhibit G-2. With respect to the Onsite Inventory measured by the Field Inspector, such Onsite Inventory shall be measured in accordance with the procedures reflected in Exhibit G-2

(f) Seller shall not take or permit to be taken any actions that would reduce the level of Hydrocarbon Inventory between the Execution Date and the Closing Date. Buyer and Seller shall use commercially reasonable efforts to cause the Field Inspector to issue a written report (the “Field Inspector Report”) to Buyer and Seller within five (5) Business Days after the Inventory Measurement Date setting forth the volumes and quantities of the Onsite Inventory WPC Inventory as of the Inventory Measurement Date (to the extent such Hydrocarbon Inventory is measured by the Field Inspector in accordance with Exhibit G-2) and such volumes and quantities shall be deemed to be final and binding on Buyer and Seller (absent manifest error). The fees and expenses of the Field Inspector shall be borne equally by Seller and Buyer.

(g) As promptly as practicable, but in any event no later than 20 days following receipt of the Field Inspector Report, Seller shall cause to be prepared and delivered to Buyer a statement (the “Closing Inventory Statement”), together with (where applicable) supporting calculations and information, setting forth as of the Measurement Time on the Inventory Measurement Date: (i) the volumes of the Onsite Inventory and WPC Inventory as determined consistently with the manner in which Onsite Inventory and WPC Inventory was determined on May 31, 2016 and reflected in Exhibit G-1, and otherwise in accordance with this Section 5.7 and Exhibit G-2; (ii) the volumes of the Offsite Inventory determined as set forth on Exhibit G-2; and (iii) the value of the Onsite Inventory, the Offsite Inventory and the WPC Inventory, which value shall be determined in accordance with the procedures set forth in Exhibit G-3—Hydrocarbon Inventory Valuation Procedures (such value, the “Closing Inventory Value”). The Closing Inventory Statement shall be in substantially the same format as Exhibit G-1 to the extent practical.

(h) No later than 20 days following its receipt of the Closing Inventory Statement, Buyer shall give Seller notice of (i) its acceptance of the Closing Inventory Statement (including the Closing Inventory Value) or (ii) specific and reasonably detailed objections to the Closing Inventory Value and/or (to the extent expressly permitted in Exhibit G-2) the volumes set forth in the Closing Inventory Statement, and Buyer shall be deemed to have agreed with all matters set forth in the Closing Inventory Statement that are not so objected to. If Buyer fails to give such notice before the end of such 20-day period, the Closing Inventory Statement will be deemed final and binding upon the Parties. If Buyer gives such notice to Seller of Buyer’s objection within such 20-day period, and Buyer and Seller are unable to resolve the issues in dispute within 10 days after delivery of such notice of objection, each of Buyer’s and Seller’s positions on the remaining items in dispute with respect to the computation of the Closing Inventory Value will be submitted to an independent and qualified party mutually selected by the parties (the “Dispute Inspector”) such as an accounting firm or independent inspector, for final resolution. The fees and expenses of the Dispute Inspector shall be borne equally by Seller and Buyer.

(i) If the total Closing Inventory Value (as finally determined pursuant to this Section 5 .7) minus the total May EOM Inventory Value (such difference, the “Inventory Balance”) is less than zero, then, subject to Section 8.1(c), Buyer may bring a Claim for Indemnification under Section 8.2(b) for the absolute value of the Inventory Balance (an “Inventory Claim”).

(j) Each Party agrees that it shall not take any actions with respect to the operations books and records, accounting books and records, policies and procedures of itself or its Affiliates that would obstruct or prevent the preparation of an accurate Closing Inventory Statement as provided in this Section 5.7. From the Closing through the final determination of the Closing Inventory Value in accordance with this Section 5.7, Seller and Buyer shall provide one another with reasonable access at all reasonable times to the personnel, properties, and books and records of the Companies for purposes of determining the Closing Inventory Value, including granting their respective representatives the right to observe the measuring and sampling of the Onsite Inventory on the Measurement Date.

(k) The provisions of this Section 5.7 shall survive the Closing.

Section 5.8 Intercompany Accounts. At or prior to the Closing, Seller shall cause to be settled, repaid or cancelled all intercompany accounts that are unpaid as of the Closing between a Company, on the one hand, and Seller or any of its Affiliates (other than the Companies), on the other hand.

Section 5.9 Payoff Letters. Seller shall use its commercially reasonably efforts to deliver to Buyer, at least three Business Days prior to the Closing Date, copies of executed payoff letters, in customary form (the “Payoff Letters”), from the lenders under the Credit Facility and each other item of Closing Indebtedness that (a) confirm the aggregate outstanding amount required to be paid to fully satisfy the Credit Facility and such other Closing Indebtedness as of the anticipated Closing Date (and the daily per diem accrual of interest thereafter) (the “Payoff Amount”), (b) provide that upon (i) receipt of the applicable Payoff Amount and (ii) the consummation of arrangements satisfactory to the issuers thereof, the Credit Facility and such other Closing Indebtedness shall be terminated except for indemnification and reimbursement obligations which by their terms expressly survive the termination of the Credit Facility and such other Closing Indebtedness and (c) provide that (i) all Indebtedness, Liens and all guarantees granted in connection with the Credit Facility and such other Closing Indebtedness shall be, upon the payment of the Payoff Amount at the Closing, automatically released, terminated and discharged and (ii) the Companies, Buyer or their designees are authorized from and after the Closing to file all Uniform Commercial Code termination statements as are necessary to effectuate, or reflect of public record, the release and discharge of such Liens. Prior to the Closing Date, Seller shall obtain all documents, terminations and releases (including with respect to outstanding mortgages), as are reasonably necessary to release such Liens as of the Closing upon receipt of the applicable Payoff Amount. Seller shall be responsible for all costs, expenses, fees and other amounts payable in connection with the request for the Payoff Letters.

Section 5.10 Title Policies. Buyer may procure, at its sole cost and expense, owner’s title insurance policies with respect to the Owned Real Property; provided, however, that Buyer’s ability or inability to obtain title insurance on such Owned Real Property shall not result in an adjustment to Purchase Price; provided, further, however, that the foregoing shall not be deemed to mitigate the representations and warranties set forth in Section 4.11. Seller and its Affiliates shall execute and deliver to the title insurance company such affidavits, certificates and other documentation as may be reasonably requested to facilitate the issuance of title insurance policies for the Owned Real Property; provided, however, that nothing in such affidavits, certificates or documentation shall require Seller or its Affiliates to incur any liabilities or obligations to any Person that are not otherwise expressly set forth in this Agreement or to certify or attest to facts or circumstances that are not factually true, correct or complete in any respect. Seller agrees to use commercially reasonable efforts to assist Buyer with any reasonable request in Buyer’s efforts to obtain such title policies; provided that Seller shall not be obligated to incur any costs or expenses in connection with such assistance. It is expressly agreed that Buyer’s obtaining such policies is not a condition to Buyer’s obligation to close the Transactions.

Section 5.11 Company Monthly Consolidated Financial Statements. During the Interim Period, Seller shall deliver to Buyer, as soon as reasonably practicable, but in no event later than 25 days after the end of each calendar month, the unaudited consolidated interim balance sheet and statement of operations, cash flows and statement of changes in members’ equity of the Companies as of and for the period for each calendar month then ended (the “Company Monthly Financial Statements”). The Company Monthly Financial Statements shall be prepared on a basis consistent with manner in which the Financial Statements were prepared.

Section 5.12 Financing Matters.

(a) Each of Buyer and Parent shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to obtain the Equity Financing in advance of Closing. Upon request of Seller, Buyer will notify Seller in reasonable detail regarding all material developments concerning the Equity Financing. Buyer or Parent will promptly notify Seller if any portion of the Equity Financing becomes unavailable.

(b) During the Interim Period, Seller shall use commercially reasonable efforts to, and shall cause the Companies and its and their respective Representatives to use commercially reasonable efforts to, provide, at Buyer’s sole cost and expense, all information as may be reasonably requested by Buyer in connection with Buyer’s and Parent’s efforts to obtain the Equity Financing provided that (i) none of Seller or any Company shall be required to pay any commitment or other similar fee or incur any Liability in connection with the Equity Financing, (ii) such provision does not unreasonably interfere with the ongoing operations of Seller or any Company and their businesses, (iii) Seller shall not have any Liability for any statements, materials or information provided by Seller or any Company or their Representatives to Buyer in connection with obtaining the Equity Financing and (iv) none of Seller or any Company shall have any Liability for any statements, materials or information provided by Seller or any Company or their Representatives to Buyer in connection with obtaining the Equity Financing. Buyer and Parent shall, promptly upon request by Seller, reimburse Seller for all reasonable and documented out-of-pocket costs incurred by Seller or the Companies in connection with information provided pursuant to this Section 5.12 (including reasonable legal costs and expenses); and shall indemnify and hold harmless Seller and each Company and their Representatives from and against any and all Losses suffered or incurred by such Persons arising from the information provided by such Persons pursuant to this Section 5.12 in arranging the Equity Financing EVEN IF CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER SOLE, JOINT OR CONCURRENT), STRICT LIABILITY OR LEGAL FAULT OF SUCH INDEMNIFIED PERSON (other than to the extent such Losses arise from the willful misconduct or gross negligence of Seller or any Company or any of their Representatives) and any information utilized in connection therewith.

Section 5.13 Seller Guarantees. Attached hereto as Schedule 5.13 is a schedule prepared by Seller setting forth those Seller Guarantees that relate to and are supporting the obligations of Refinery Company with respect to purchases of crude oil that will be delivered in June 2016 or in July 2016 and that are anticipated to be delivered in August 2016 (the “Active Seller Guarantees”). Seller shall, prior to Closing, secure the release of itself from, and/or terminate, all of the Seller Guarantees other than the Active Seller Guarantees. Following the Closing, Seller, Parent and Buyer shall cooperate and use their commercially reasonable effort to obtain a release of Seller from the Active Seller Guarantees; provided, however, that if after using its commercially reasonable efforts, Seller is unable to secure such release, Buyer shall, if required by the beneficiary of any Active Seller Guarantee, provide a replacement or substitute guarantee of Buyer in respect of such Active Seller Guarantee; provided, further, that in no event shall Parent be required to provide a replacement or substitute guarantee, or Parent or Buyer be required to provide a letter of credit, bond, security deposit or any other form of credit support, in each case, in consideration for the release of Seller from such Seller Guarantee. If Buyer assigns a material portion of the Assets outside of the ordinary course of business, any Units and/or any of the Capital Stock in Pipeline Company prior to the termination of the Active Seller Guarantees, then such assignee shall also assume Buyer’s obligations pursuant to this Section 5.13 and Section 8.3(e).

ARTICLE 6

POST-CLOSING COVENANTS

The Parties agree as follows with respect to the period following Closing.

Section 6.1 General. In case at any time after Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the sole cost and expense of the requesting Party (unless the request is made pursuant Section 6.4 or the requesting Party is entitled to indemnification therefor under Article 8).

Section 6.2 Litigation Support. In the event and for so long as any Party actively is contesting or defending against any Proceeding (a “Litigating Party”) (other than any Proceeding initiated (directly or indirectly) by one or more other Parties against such Litigating Party) in connection with the Transactions, the other Party shall use its commercially reasonable efforts to provide such information to such Litigating Party and its counsel, as such Litigating Party determines is reasonably necessary in connection with the relevant defense or contest, all at the sole cost and expense of the Litigating Party (unless the Litigating Party is entitled to indemnification therefor under Article 8).

Section 6.3 Employee Matters.

(a) Schedule 6.3(a) sets forth (i) the name and title of certain Employees employed as of the Execution Date (the “Specified Employees”), (ii) the Employee Obligations that would arise in connection with the termination of each such Specified Employee and (iii) Buyer’s anticipated categorization of such Specified Employee as a Continued Employee, a Transitional Employee or a Non-Continued Employee. Each Employee that is not a Specified Employee shall be deemed a Continued Employee for the purposes of this Section 6.3. Subject to applicable Law and all agreements and other arrangements with the Specified Employees, not fewer than five Business Days prior to the Closing Date, Buyer shall provide Seller with a schedule (the “Employee Severance Schedule”) of the Specified Employees to whom Buyer or its Affiliate will provide continuing employment (whether at Buyer, an Affiliate of the Buyer or the Companies), subject to the employment practices and policies of Buyer and its Affiliates (the “Continued Employees”), a list of Specified Employees whom Buyer will provide continuing employment during a six month transitional period following the Closing (the “Transitional Employees”) and a list of Specified Employees whom Buyer will not provide continuing employment for the period after the Closing (the “Non-Continued Employees”); provided, however, in each case the number of employees identified as Transitional Employees and Non-Continued Employees on the Employee Severance Schedule shall not materially differ from the number of employees identified as Transitional Employees and Non-Continued Employees on Schedule 6.3(a). The employment of the Continued Employees with Buyer, an Affiliate of Buyer or the Companies (A) shall be effective or shall continue, as applicable, as of the Closing Date, (B) shall provide for a substantially comparable pay rate as earned by the Continued Employee immediately prior to the Closing through December 31, 2016, and (C) shall offer such employee continued employment in his or her current position or a position with materially comparable duties (subject to Buyer’s, its Affiliate’s, the Companies’ ability to terminate any employee at any time and for any reason). In addition, following the Closing, the Continued Employees will continue to participate in all Company Benefit Plans on the same basis and the same extent as they participated prior to the Closing, unless and until Buyer determines to amend, modify, terminate, substitute or replace such plans, which Buyer may do in its discretion. Seller shall use its commercially reasonable efforts to assist Buyer with Buyer’s (or the Companies’ immediately following Closing) entry into employment agreements with any Continued Employee.

(b) Prior to the Closing Date, and following the adoption of the amendment and restatement of the Company Severance Plan (in form and substance consistent with the terms of this Agreement and acceptable to Buyer) by Refining Company, Seller and the Companies shall take all action necessary to transfer the sponsorship of the Company Severance Plan to Refining Company such that all obligations and payments thereunder will be the responsibility of and will be paid by the Companies and not by Seller. Prior to the Closing Date, following the receipt of the Employee Severance Schedule, the Companies shall terminate the employment of all Non-Continued Employees. Seller will use commercially reasonable efforts to cause all employment agreements entered into between Seller or a Company, on the one hand, and Seller’s or a Company’s employees, on the other hand, providing services to the Companies to be terminated and for such employees to execute and deliver a release that is acceptable to Buyer in its reasonable discretion in exchange for the payment of the applicable Employee Obligations. At Closing or as soon as reasonably practicable thereafter, the Companies shall pay to each Non-Continued Employee and each Transitional Employee that has delivered a release that has become effective and non-revocable ((i) as provided by the Company Severance Plan (as amended prior to Closing), with respect to such Employees that do not have an employment agreement or (ii) that is reasonably acceptable to Buyer, with respect to such Employees that have an employment agreement) an amount equal to the Employee Obligations for each such Employee, by check or direct deposit in accordance with customary payroll pay procedures, which amounts for the Transitional Employees will take the form a transaction bonus. With respect to any Non-Continued Employee or Transitional Employee (A) that does not have an employment agreement and has not delivered the release provided for in the Company Severance Plan (as amended prior to Closing) or such Transitional Employee’s transaction bonus agreement, as applicable, then on December 31, 2016, Buyer shall pay to Seller an amount equal to the Employee Obligations of such Employee as set forth on Schedule 6.3(a), and (B) that has an employment agreement and has not delivered a release reasonably acceptable to Buyer, then Buyer shall pay to Seller on the earlier of (1) the date of Seller’s payment of Employee Obligations to such Employee, the amount of Employee Obligations actually paid by Seller to such Employee and (2) December 31, 2016, the amount of the Employee Obligations for such Employee.

(c) To the extent that any Continued Employee becomes eligible to participate in any Employee Benefit Plans or programs that Buyer or its Affiliates or a Company maintains or implements after the Closing (each a “Buyer Benefit Plan”), then for all purposes (including determining eligibility to participate and vesting under plans), service with a Company shall be treated as service under such Buyer Benefit Plan in as similar a manner as practicable; provided, however, that notwithstanding the foregoing, such service need not be recognized as benefit service (A) under any Buyer Benefit Plan which is a qualified defined benefit pension plan or (B) to the extent that such recognition would result in any duplication of benefits.

(d) From and after the Closing, the Companies will be solely responsible for all obligations and benefits under the Company Benefit Plans (excluding any such plan maintained by an ERISA Affiliate that is not one of the Companies or a subsidiary thereof) and all employment agreements entered into by the Companies with any Employees of the Companies, and Seller shall have no liability in connection therewith, except as otherwise provided in this Agreement. For the avoidance of doubt, the Buyer shall not be responsible for any employment agreements entered into between Seller and any Employee, except with respect to the payments specified in Section 6.3(b). Buyer shall pay to each Continued Employee whose employment is terminated by Buyer, its Affiliate or a Company within 12 months of the Closing, a severance benefit package equivalent to that which would have been provided to such individual upon termination by Company under the Company Severance Plan, subject to the terms and eligibility condition of such plan and provided that such Continued Employee is not entitled to any other severance payment whether pursuant to an employment agreement or otherwise.

(e) Buyer acknowledges that, except as otherwise provided in this Agreement, Seller will not pay any performance or other bonuses to any Employees for any portion of the year in which the Closing occurs and that any performance or other bonuses for the year in which the Closing occurs will be the responsibility of the Companies (or of the Buyer or its Affiliates), which bonus amounts, if any, Buyer may determine in its sole discretion, subject to the terms of any applicable employment agreements, and, for the avoidance of doubt, such bonuses will not constitute Employee Obligations hereunder.

(f) After the Closing, Buyer shall ensure that neither Company shall, at any time prior to 90 days after the Closing Date, effectuate a “plant closing” or “mass layoff” as those terms are defined in the WARN Act. The Company shall provide to Buyer, on the Closing Date, a list of all employees terminated by a Company in the 90-day period immediately prior to the Closing Date.

(g) Buyer will cause the Limited Liability Company Agreement and Pipeline Company’s limited liability company agreement to contain indemnification provisions effective for not fewer than six years after the Closing for the benefit of any of the Companies’ members, directors, officers, agents and employees (“Covered Persons”) which are at least as favorable in all material respects to the Covered Persons as compared to current provisions regarding indemnification contained in the Limited Liability Company Agreement and the limited liability company agreement of Pipeline Company, as the case may be.

(h) The provisions of this Section 6.3 (other than Section 6.3(g)) are for the sole benefit of the Parties and nothing herein, express or implied, is intended or shall be construed to confer upon or give to any Person (including any Employee), other than the Parties and their respective permitted successors and assigns, any legal or equitable or other rights or remedies under or by reason of any provision of this Agreement. Nothing contained herein, express or implied: (A) shall be construed to establish, amend, or modify any benefit plan, program, agreement or arrangement (including any Employee Benefit Plan); (B) shall alter or limit Buyer’s or any Company’s ability to amend, modify or terminate any benefit plan, program, agreement or arrangement (including any Employee Benefit Plan); or (C) is intended to confer upon any current or former employee of any Company any right to employment or continued employment for any period of time by reason of this Agreement, or any right to a particular term or condition of employment.

(i) With respect to each Non-Continued Employee and Transitional Employee, during the 12 month period following the termination of such Non-Continued Employee’s and Transitional Employee’s employment with a Company, Buyer may not, directly or indirectly, without the prior written consent of Seller, solicit for employment or hire any Non-Continued Employee or Transitional Employee, except for offers of employment made pursuant to a general solicitation of employment to the public or the industry.

(j) On the date that is six months following the Closing Date (the “Transition Date”), Buyer shall deliver to Seller a schedule setting forth each Transitional Employee and if such Transitional Employee is still employed by the Companies on the Transition Date or, if such Transitional Employee is not still employed by the Companies on the Transition Date, the date of termination of such Transitional Employee.

Section 6.4 Tax Matters.

(a) Tax Returns. The preparation and filing of all Tax Returns by or on behalf of the Companies after the Closing shall be governed by the following provisions:

(i) Buyer shall prepare, or cause to be prepared, and timely (with applicable extensions) file, or caused to be filed, all Tax Returns of the Companies for all Pre-Closing Tax Periods and Straddle Periods that are filed or required to be filed after the Closing Date. Any such Tax Returns shall be prepared in a manner consistent with prior Tax Returns of the Companies except as otherwise required by Law. Reasonably in advance of filing any such Tax Return, but no later than 30 days prior to the due date (including extensions thereof) (“Due Date”) for the filing of any such Tax Returns that constitute Income Tax Returns, Buyer shall submit, or cause to be submitted, to Seller for review, comment, and approval (such approval not to be unreasonably withheld, conditioned, or delayed) a draft of such Tax Return. Buyer shall provide Seller with copies of all backup documentation and work papers supporting the preparation of such draft Tax Returns as Seller may reasonably request. Seller shall have 20 days following the date of delivery of the draft Tax Return to notify Buyer in writing of either (A) any objection to such draft Tax Return or (B) Seller’s approval of the draft Tax Return. If Seller fails to provide written notice to Buyer within such twenty-day time period, Seller shall be conclusively treated as having approved of such Tax Return for all purposes hereunder. In the event Seller timely notifies Buyer of any objection with respect to a draft Tax Return (“Objection Notice”), Buyer shall consider in good faith Seller’s comments to such draft Tax Return. Buyer and Seller shall attempt in good faith to resolve all disputed items and amounts. If Buyer and Seller are unable to resolve any disagreement within 30 days of Buyer’s receipt of the Objection Notice, the unresolved disputes shall be referred to the Accountants for resolution in accordance with Section 6.4(a)(ii); provided, however, that in the event that any disputed items cannot be resolved by the Due Date for filing the applicable Tax Return, the applicable Tax Return shall be filed by such Due Date reflecting Buyer’s position with respect to such disputed items and shall, if necessary, be amended promptly after resolution of the dispute to reflect such resolution. Buyer shall deliver to Seller a complete and accurate copy of each such Tax Return prepared and filed by Buyer pursuant to this Section 6.4(a)(i) within 15 days of filing.

(ii) Buyer and Seller shall use commercially reasonable efforts to cause the Accounting Firm to resolve all remaining disagreements identified in any Objection Notice as soon as practicable, but in any event shall direct the Accounting Firm to render a written determination within 60 days after its retention. The Accounting Firm shall consider only those items and amounts (and any substantiating documentation from Buyer and Seller in connection therewith) that are identified as the items in dispute. In resolving any disputed item, the Parties will direct the Accounting Firm not to assign a value to any item greater than the greatest value for such item claimed by either Party or less than the smallest value for such item claimed by either Party. The Accounting Firm’s determination of the disputed items shall be made based solely on substantiating documentation submitted by Buyer and Seller (i.e., not on independent review), the applicable definitions set forth herein, and an analysis that is consistent with and in accordance with the methodologies and principles contemplated herein. The determination of the Accounting Firm shall be conclusive and binding upon Buyer and Seller, and shall not be subject to appeal or further review absent manifest error. The Parties shall promptly comply with all reasonable requests by the Accountant for information, books, records and similar items. The costs and expenses of the Accounting Firm shall be borne 50% by Buyer, on the one hand, and 50% by Seller, on the other hand.

(iii) Buyer shall timely pay or cause to be paid to the appropriate Taxing Authority an amount equal to the total liability for Taxes shown to be due and payable on any Tax Return to be filed pursuant to Section 6.4(a)(i). In connection with the filing of any such Tax Return by Buyer, Seller shall pay to Buyer an amount equal to the portion of the total liability for Taxes shown to be due and payable on the Tax Return that constitutes Seller Taxes within seven days after receiving notice from Buyer that payment of such Taxes has either been made or will be made by Buyer or a Company (but in no event any sooner than two Business Days prior to the Due Date for such Tax Return, except as Seller otherwise decides in his sole discretion).

(iv) Unless otherwise required by applicable Law, Seller will not file or cause to be filed any amended Tax Returns for the Companies for any Pre-Closing Tax Period or Straddle Period without the prior written consent of Buyer, which consent will not be unreasonably withheld, conditioned, or delayed. Unless otherwise required by applicable Law, Buyer will not file or cause or allow to be filed any amended Tax Returns for the Companies for any Pre-Closing Tax Period or Straddle Period without the prior written consent of Seller, which consent will not be unreasonably withheld, conditioned, or delayed.

(v) Seller shall, at the expense of Seller, prepare and file, or cause to be prepared and filed, all necessary Tax Returns and other documentation with respect to all Transfer Taxes applicable to Seller, subject to reimbursement by Buyer for Transfer Taxes allocated to Buyer pursuant to Section 6.4(f).

(b) Cooperation. After the Closing, until expiration of the statutes of limitation applicable for all Pre-Closing Tax Periods and Straddle Periods, Seller and Buyer (and Buyer shall cause the Companies and their respective Affiliates to) reasonably cooperate with each other, as and to the extent reasonably requested by the other Party, in connection with the preparation and filing of any Tax Returns pursuant to Section 6.4(a) and any Tax Proceeding. In such regard, each Party shall, and shall use reasonable efforts to cause its Affiliates to, provide to the other Party such cooperation and information as any of them may reasonably request in filing any Tax Returns (including any reporting required pursuant to Section 6043 of the Code and the Treasury Regulations promulgated thereunder) or any Tax Proceeding, including making its employees reasonably available on a mutually convenient basis at its cost to provide explanation of any documents or information so provided. Such cooperation and information shall include providing copies of all relevant portions of relevant Tax Returns, together with relevant accompanying schedules, relevant documents relating to rulings or other determinations by Taxing Authorities and relevant records concerning the ownership and Tax basis of property, that such Party may possess.

(c) Confidentiality. Any information shared in connection with Taxes shall be kept confidential, except as may otherwise be necessary in connection with the filing of Tax Returns or Tax Proceedings, or as required by Law.

(d) Tax Proceedings. The administration of all Tax Proceedings shall be governed by the following provisions:

(i) Except as otherwise provided in this Section 6.4(d), any Tax Proceeding associated with Seller Taxes shall constitute a Third Party Claim governed by the procedures set forth in Section 8.4. In the event of any conflict between the provisions of this Section 6.4(d) and the provisions of Section 8.4, this Section 6.4(d) shall control.

(ii) Buyer and the Companies, on the one hand, and Seller, on the other hand, shall provide prompt written notice to each other upon becoming aware of any pending or threatened Tax Proceeding, including copies of all correspondence with any Taxing Authority with respect thereto; provided, however, that no delay providing such notification shall relieve Seller from any obligation to indemnify Buyer under Section 8.2 unless (and then solely to the extent) Buyer is materially prejudiced thereby. Such notice shall be in addition to any notice of a Third Party Claim pursuant to Section 8.4(a).

(iii) Seller shall keep Buyer reasonably informed of the progress of any Tax Proceeding under Seller’s sole control pursuant to Section 8.4.

(iv) Buyer shall have the right, at its own expense, to control and make all decisions taken in connection with any Tax Proceeding regarding a Straddle Period; provided, however, that if the results of any such Tax Proceeding would reasonably be expected to result in any liability under Section 8.2 for Seller in excess of $25,000, then Buyer shall not settle any such proceeding without Seller’s prior written consent, which consent may not be unreasonably withheld, conditioned or delayed, and Seller shall, at its own expense, have a right to participate in the defense and settlement of any such Tax Proceeding.

(e) Tax Refunds and Credits. The amount of any refunds or credits of Taxes of the Companies for any taxable period ending on or prior to Closing Date and for the portion of any Straddle Period through the end of the Closing Date shall be for the account of Seller. The amount of any refunds or credits of Taxes of the Companies for any taxable period or the portion of any Straddle Period beginning after the Closing Date shall be for the account of the Buyer. The amount of any refunds or credits of Taxes of the Companies for any Straddle

Period shall be equitably apportioned between Buyer and Seller in accordance with the principles set forth in the definition of Straddle Period Seller Taxes. Each Party shall forward, and shall cause its Affiliates to forward, to the Party entitled to receive a refund or credit of Tax pursuant to this Section 6.4(e) the amount of such refund or credit within 30 days after such refund is received or such credit is recognized, in each case net of any reasonable costs or expenses incurred by such Party or its Affiliates in procuring such refund. Buyer shall take all necessary actions, or cause the Companies to take all necessary actions, as commercially reasonable (i) to obtain any refunds of Taxes of the Companies for the account of Seller pursuant to this Section 6.4(e), or (ii) to obtain credits or offsets to Taxes of the Companies attributable to taxable periods ending on or prior to the Closing Date or the portion of any Straddle Period through the Closing Date.

(f) Transfer Taxes. Buyer and Seller shall each pay 50% of any Transfer Taxes.

(g) Tax Sharing Agreements. All Tax sharing agreements or similar agreements and all powers of attorney with respect to or involving the Companies (other than such agreements or powers of attorney between the Companies) shall be terminated prior to the Closing and, on and after the Closing, no Company shall be bound thereby or have any liability thereunder.

(h) Wage Reporting. The Parties shall use or cause their respective Affiliates to use the alternate procedure set forth in Revenue Procedure 2004-53 with respect to wage reporting.

(i) Purchase Price Allocation. Seller and Buyer shall allocate the Purchase Price (and any assumed obligations or other items required to be treated as purchase price for U.S. federal income tax purposes) among the Assets in accordance with Section 1060 of the Code, the Treasury Regulations thereunder, and the Allocation Schedule. Buyer and Seller also shall allocate and report any adjustments to the Purchase Price in accordance with Treasury Regulations Section 1.1060-1(e), and any allocations made as a result of such adjustments shall become part of the allocation pursuant to this Section 6.4(i). Buyer and Seller further acknowledge and agree that they will file all Tax Returns and related forms (including IRS Form 8594) in accordance with this Section 6.4(i), and will not make any inconsistent statement or take any inconsistent position on any Tax Return, in any refund claim or during the course of any Tax Proceeding, except as otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code. Each Party will notify the other if it receives notice that the IRS proposes any allocation that is different from the allocation contemplated in this this Section 6.4(i); provided, however, that the Parties acknowledge and agree that (i) Buyer’s cost for the Assets may differ from the total amount allocated under this Section 6.4(i) to reflect the inclusion in the total cost of items (for example, capitalized acquisition costs) not included in the amount so allocated, (ii) the amount realized by Seller may differ from the total amount allocated under this Section 6.4(i) to reflect transaction costs that reduce the amount realized for federal income tax purposes, (iii) nothing contained herein shall prevent Buyer or Seller from settling any proposed deficiency or adjustment by any Taxing Authority based upon or arising out of the Allocation Schedule, and (iv) neither Seller nor any of their Affiliates nor Buyer or any of its Affiliates will be obligated to litigate any challenge to such allocation of the Purchase Price by any Taxing Authority.

(j) Allocation Schedule. Within 60 days after the Closing, Seller shall deliver to Buyer a schedule allocating the Purchase Price among the Assets in accordance with Section 6.4(i) (the “Proposed Allocation Schedule”). Within 20 days after receiving the Proposed Allocation Schedule, Buyer shall notify Seller in writing if Buyer has any objections to the allocations proposed in the Proposed Allocation Schedule, and shall specify in reasonable detail the basis for any such objections. If Buyer does not so notify Seller of any such objection to the allocations proposed in the Proposed Allocation Schedule, then the Proposed Allocation Schedule shall thereafter be final and binding on all Parties. If Buyer timely notifies Seller of objections to any of the proposed allocations in the Proposed Allocation Schedule, then Buyer and Seller shall attempt in good faith to resolve all disputed items and amounts. If Buyer and Seller are unable to resolve any disagreement within thirty (30) days of Seller’s receipt of the notice of objection from Buyer, the unresolved disputes shall be referred to the Accountants for resolution in accordance with the principals set forth in Section 6.4(a)(iii). The Proposed Allocation Schedule, upon becoming final and binding in accordance with the foregoing (including any revisions thereby made to the Proposed Allocation Schedule), shall constitute the “Allocation Schedule.”

(k) Treatment of the Transaction. The Parties acknowledge and agree that each Company is an entity disregarded as separate from Seller, and accordingly, the transaction contemplated by this Agreement will constitute a purchase and sale of the Assets for U.S. federal income tax purposes. Buyer and Seller further acknowledge and agree that they will file all Tax Returns in accordance with this Section 6.4(k), and will not make any inconsistent statement or take any inconsistent position on any Tax Return, in any refund claim or during the course of any Tax Proceeding, except as otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code. Each Party will notify the other if it receives notice that the IRS proposes a treatment of the transaction contemplated by this Agreement that is different from the treatment contemplated in this Section 6.4(k) provided, however, that the Parties acknowledge and agree that (i) nothing contained herein shall prevent Buyer or Seller from settling any proposed deficiency or adjustment by any Taxing Authority based upon or arising out of the treatment of the transaction contemplated by this Agreement, and (ii) neither Seller nor any of their Affiliates nor Buyer or any of its Affiliates will be obligated to litigate any challenge to the treatment contemplated in this Section 6.4(k) by any Taxing Authority.

(l) Treatment of Payments. Any payments made to any Party pursuant to this Section 6.4 or Article 8 shall constitute an adjustment of the Purchase Price for Tax purposes and shall be treated as such by Buyer and Seller on their Tax Returns to the extent permitted by Law.

Section 6.5 Confidentiality.

(a) Prior to Closing, the terms and conditions of this Agreement and any documentation provided to the Parties in connection herewith shall be treated as Confidential Information that is subject to the terms and provisions of the Confidentiality Agreement. The Parties agree that the Confidentiality Agreement shall remain in full force and effect following the Execution Date; provided, however, that if the Closing shall occur, then the Confidentiality Agreement shall terminate as of the Closing and be of no further force and effect thereafter.

(b) From and after the Execution Date until the second anniversary of the Execution Date, each Seller shall maintain in confidence, shall cause its Affiliates to maintain in confidence and shall cause its and their respective Representatives to maintain in confidence, any written, oral or other information relating to the Companies, the Assets or their respective businesses, except that the requirements of this Section 6.5(b) shall not apply to the extent that (i) any such information is or becomes generally available to the public other than as a result of disclosure by Seller or its Affiliates or any of Seller’s or Seller’s Affiliates’ respective Representatives in violation of this Agreement, (ii) any such information is requested or required by applicable Law or a Governmental Authority to be disclosed (including any report, statement, testimony or other submission to such Governmental Authority), (iii) any such information is requested or required to be disclosed in connection with any Proceeding or in any dispute, in each case, with respect to this Agreement (including in response to any summons, subpoena or other legal process or formal or informal investigative demand issued to the disclosing Party in the course of any Proceeding) or (iv) any such information is or has been obtained by Seller or its Affiliates or Seller’s or its Affiliates’ respective Representatives, in each case, from and after the Closing on a non-confidential basis and from a source (other than Seller, the Companies, Buyer or any of their respective Affiliates or their respective Representatives) that is not known to be bound by a confidentiality agreement with respect to such information. If Seller or any of its Affiliates or any of Seller’s or Seller’s Affiliates’ respective Representatives becomes legally compelled by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar judicial or administrative process to disclose any information described in this Section 6.5(b), Seller shall, or shall cause its Affiliate or the applicable Representative to, unless prohibited by Law, provide Buyer with prompt prior written notice of such requirement (including any report, statement, testimony or other submission to such Governmental Authority) and, to the extent reasonably practicable, use commercially reasonable efforts to cooperate with Buyer, at Buyer’s sole cost and expense, to obtain a protective order or similar remedy to cause such information not to be disclosed; provided, however, that, in the event that such protective order or other similar remedy is not obtained, Seller shall, or shall cause its Affiliate or the applicable Representative to, furnish only that portion of such information that has been legally compelled, and shall, or shall cause its Affiliate or the applicable Representative to, exercise its commercially reasonable efforts to obtain assurance that confidential treatment will be accorded such disclosed information. Seller shall instruct its Affiliates and its and their respective Representatives having access to any information described in this Section 6.5(b) of the obligation of confidentiality described in this Section 6.5(b) and shall be responsible for any breach of the terms of this Section 6.5(b) by any of its Affiliates or its or their respective Representatives. Notwithstanding anything to the contrary herein, without satisfying the other obligations of this Section 6.5, Seller may disclose Confidential Information to the extent disclosure is requested or required in connection with routine audits or examinations by, or blanket document requests from, a regulatory or governmental entity that does not specifically target the Companies.

(c) Without intending in any way to limit the remedies available to Buyer, Seller hereby acknowledges that the breach, or attempted or threatened breach, of the provisions of this Section 6.5 by it will result in immediate and irreparable harm to Buyer and that damages at law will not be an adequate remedy for Buyer, and further acknowledges and agrees that if such Seller breaches any of the covenants contained in this Section 6.5, Buyer may seek injunctive relief in any court of competent jurisdiction to restrain the breach or the threatened breach of, or otherwise specifically to enforce, any of such covenants. Such injunctive relief shall be in addition to, and not in lieu of, any other remedies at law or in equity available to Buyer.

Section 6.6 Financial Statement Assistance. For so long as Buyer or its Affiliates are required under Regulation S-X of the Securities Act to separately include the financial statements of any Company in documents filed with the Securities and Exchange Commission by Buyer or its Affiliates pursuant to the Securities Act or the Exchange Act, Seller shall use its commercially reasonable efforts (a) to cause Seller’s auditors, subject to Buyer’s compliance with any reasonable request of Seller’s auditors, to provide, at Buyer’s sole cost and expense, such assistance as Buyer may reasonably request in connection with the preparation of the Financial Statements or to the inclusion or incorporation by reference of Seller’s auditor’s opinion with respect to the Financial Statements in documents filed with the Securities and Exchange Commission by Buyer or its Affiliates pursuant to the Securities Act or Exchange Act (including the delivery to Seller’s auditors of customary representation letters of Seller) and, in connection with any issuance of securities, to deliver customary auditors’ consents and “comfort letters” in connection therewith and (b) if requested by Buyer, to make available to Buyer such additional information with respect to the financial statements of the Companies in Seller’s possession and control for the periods ending prior to the Closing as reasonably required by Buyer in order to prepare or, if required, audit financial statements of the Companies meeting the requirements of Regulation S-X of the Securities Act from time to time (provided that Buyer shall reimburse Seller for the reasonable, documented out-of-pocket costs and expenses incurred by Seller in connection with such cooperation); provided, however, that Seller shall not (i) be required to deliver any representation letter, certificate or other information with respect to any use of such financial statements by Buyer or its Affiliates subsequent to the Closing Date or (ii) be responsible for any misstatement or omission in any of Buyer’s or its Affiliates’ securities filings or in respect of any of Buyer’s or its Affiliates’ financings caused by or resulting from the use by Buyer or its Affiliates of such financial statements. Buyer will reimburse Seller, within ten Business Days after demand in writing therefor, for any reasonable costs and expenses incurred by Seller and its Affiliates in complying with the provisions of this Section 6.6.

Section 6.7 Retention of Certain Amounts. Following Closing until the later of (a) December 31, 2016 and (b) the date that the last Claim for Indemnification then pending under this Agreement has been (1) paid in full or (2) fully and finally resolved by agreement of the Parties or by a final, non-appealable court order, Seller shall maintain, and shall not distribute to its members, an amount equal to the Holdback Amount, in a segregated account of Seller with the Deposit Bank that is free and clear of any Liens; provided, however, on or after (i) the later of (A) the Closing Date and (B) the resolution of any Inventory Claims, Seller may distribute the amount of the Holdback Amount in excess of $5,000,000 and (ii) December 31, 2016, if there is no pending Claim for Indemnification as of such date that asserts an unliquidated amount of damages (provided that Buyer has used its commercially reasonable efforts to include its reasonable estimate of liquidated damages with respect to any Claim for Indemnification), Seller may distribute the Holdback Amount in excess of the aggregate amount of liquidated damages asserted in any Claim for Indemnification validly raised by Buyer and pending as of such date.

Section 6.8 Release of Certain Amounts. Notwithstanding anything herein to the contrary, the Parties agree that following the Closing, upon the release by the Deposit Bank of its Liens in account #4451122737 (the “Subject Seller Account”), all funds then held in such account shall be promptly but in any event within one Business Day of such release by the Deposit Bank transferred to Seller, which payment shall be deemed to be a distribution made by Refining Company to Seller, effective immediately prior to the Closing Date.

Section 6.9 Company Records. Within 15 days following the Closing Date, Seller shall make available to Buyer any of the Company Records that are not in the possession or control of the Companies on the Closing Date.

ARTICLE 7

CONDITIONS TO OBLIGATION TO CLOSE

Section 7.1 Conditions to Buyer’s Obligation. Buyer’s obligation to consummate the Transactions with Seller and to perform the obligations to be performed by Buyer in connection with Closing are subject to satisfaction (or waiver in writing by Buyer) of the following conditions:

(a) (i) other than the Special Representations of Seller, the representations and warranties of Seller contained in this Agreement shall be true and correct in all respects (without regard to materiality or Material Adverse Effect) on and as of the Execution Date and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects), except for those breaches, if any, of such representations and warranties that in the aggregate would not have a Material Adverse Effect, and (ii) the Special Representations of Seller shall be true and correct in all respects on and as of the Execution Date and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects);

(b) Seller shall have delivered, or be ready, willing and able to deliver at Closing, to Buyer each of the deliverables described in Section 2.5(a);

(c) Seller shall have performed and complied with all of its respective covenants, agreements and obligations hereunder in all material respects on or prior to the Closing Date; provided, however, that the covenants, agreements and obligations specified in Section 5.3(a)(i) and any covenants, agreements and obligations qualified as to materiality shall be performed and complied with in all respects;

(d) Seller shall have delivered to Buyer a duly executed certificate dated as of the Closing Date (i) in accordance with the requirements of Section 1.1445-2(b)(2) of the Treasury Regulations (and any similar certificates under applicable state or local Tax law), certifying that Seller (or such other Person that is the transferor with respect to Seller in accordance with the requirements of Section 1.1445-2(b)(2) of the Treasury Regulations) is not a foreign person and (ii) substantially in the form of Exhibit B to the effect that each of the conditions specified in Section 7.1(a) and Section 7.1(c) has been satisfied in all respects and, if applicable, any exceptions to such conditions that have been waived by Buyer in writing;

(e) Seller shall have made (or caused to be made) all necessary filings and notifications required of it or its Affiliates under the HSR Act relating to the Transactions and the applicable waiting period thereunder shall have expired or been terminated;

(f) no material suit, action or other Proceeding by any Third Party (including any Governmental Authority) shall be pending before any Governmental Authority (i) seeking to restrain, prohibit, enjoin or declare illegal the Transactions, (ii) seeking substantial damages in connection with the Transactions or (iii) that would reasonably be expected to have a Material Adverse Effect on the ownership of the Units or the Capital Stock of Pipeline Company or the operation of the businesses of the Companies (as currently operated by the Companies) by Buyer after the Closing;

(g) no temporary restraining order, preliminary or permanent injunction or other Governmental Order shall have been issued by any Governmental Authority, and be in effect, which restrains or prohibits any of the Transactions;

(h) Buyer shall have secured the Equity Financing;

(i) during the Interim Period, there shall not have been any unrepaired and unreplaced damage or destruction of all or a portion of the Assets, whether by fire, theft, vandalism, flood, wind, tornado, explosion or other casualty, for which the associated repair or replacement costs (whether or not covered by insurance or other potential third party reimbursements) would reasonably be expected to exceed $5,000,000 at the Closing; and

(j) during the Interim Period, there shall not have been any event, occurrence, development or state of circumstances or facts that has had, individually or in the aggregate, a Material Adverse Effect.

Section 7.2 Conditions to Seller’s Obligations. Seller’s obligation to consummate the Transactions with Buyer and to perform the obligations to be performed by them in connection with Closing are subject to satisfaction (or waiver in writing by Seller) of the following conditions:

(a) (i) other than the Special Representations of Buyer, the representations and warranties of Buyer contained in this Agreement shall be true and correct in all respects (without regard to materiality or Material Adverse Effect) on and as of the Execution Date and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects), except for those breaches, if any, of such representations and warranties that in the aggregate would not have a Material Adverse Effect and (ii) the Special Representations of Buyer shall be true and correct in all respects on and as of the Execution Date and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects);

(b) Buyer shall have delivered, or be ready, willing and able to deliver, to Seller each of the deliverables described in Section 2.5(b);

(c) Buyer shall have performed and complied with all of its covenants, agreements and obligations hereunder in all material respects on or prior to the Closing Date; provided, however, that any covenants, agreements and obligations qualified as to materiality shall be performed and complied with in all respects;

(d) Buyer shall have delivered to Seller a duly executed certificate dated as of the Closing Date substantially in the form of Exhibit B to the effect that each of the conditions specified in Section 7.2(a) and Section 7.2(c) has been satisfied in all respects and, if applicable, any exceptions to such conditions that have been waived by Seller;

(e) Buyer shall have made or caused to be made all necessary filings and notifications required of it or Parent under the HSR Act relating to the Transactions and the applicable waiting period thereunder shall have expired or been terminated;

(f) no material suit, action or other Proceeding by any Third Party (including any Governmental Authority) shall be pending before any Governmental Authority (i) seeking to restrain, prohibit, enjoin or declare illegal, or (ii) seeking substantial damages in connection with, the Transactions;

(g) no temporary restraining order, preliminary or permanent injunction or other Governmental Order shall have been issued by any Governmental Authority, and be in effect, which restrains or prohibits any of the Transactions; and

(h) Seller shall have received a duly executed release and discharge of those certain guarantees made by Seller in favor of Bank of America, N.A., as agent, and guaranteeing the payment of obligations under the Credit Facility and the Term Loan Facility, in form and substance reasonably acceptable to Seller.

ARTICLE 8

REMEDIES FOR BREACHES OF THIS AGREEMENT

Section 8.1 Survival of Representations, Warranties and Covenants; Limitation of Liability.

(a) The representations and warranties of the Parties (other than the Special Representations) shall survive until December 31, 2016. The Special Representations of the Parties shall survive indefinitely. Each of the covenants and agreements of the Parties set forth in Article 5 (except for Section 5.7 and Section 5.13) shall survive until the Closing. The covenants and agreements of the Parties in Section 5.7 shall survive until the final determination of the Inventory Value. The covenants and agreements of the Parties in Section 5.13 shall survive until the termination of all Active Seller Guarantees. The covenants and agreements of the Parties in Article 6 shall survive until the full performance of such covenants and agreements. Representations, warranties, covenants and agreements shall be of no further force and effect after the date of their expiration; provided that any Claim for Indemnification delivered by the Indemnified Party to the Indemnifying Party during the periods provided below shall be deemed to be timely hereunder and may continue to be asserted and indemnified against until finally resolved:

(i) prior to the termination of the survival period set forth in this Section 8.1;

(ii) with respect to a Claim for Indemnification for a breach of any covenant or agreement of the Parties in Section 5.3 or Section 5.8, prior to December 31, 2016;

(iii) with respect to a Claim for Indemnification for a breach of any covenant or agreement of the Parties in Section 5.7 or the payment of any Inventory Claim, prior to the 30th day following the final determination of the Inventory Value;

(iv) with respect to a Claim for Indemnification for a breach of any covenant or agreement of the Parties in Article 6 (other than Section 6.4 and Section 8.2(c)), prior to the 45th day following the full performance of such covenant or agreement;

(v) with respect to a Claim for Indemnification for a breach of any covenant or agreement of the Parties in Section 6.4 and/or Section 8.2(c), prior to the 90th day following the expiration of all applicable statutes of limitations for assessment and/or collection of underlying Taxes; and

(vi) with respect to a Claim for Indemnification under Section 8.2(d), prior to December 31, 2016, unless prior to such date, (1) the Subject Product Pipeline Notification has not been received by Refining Company and/or (2) the Parties or the mutually agreed third party expert, as applicable, have not determined the liquidated amount of any unliquidated Subject Product Pipeline Obligations, in which case, prior to the 30th day following the final determination of the Subject Product Pipeline Obligations.

(b) Seller shall not have any Liability with respect to a Claim for Indemnification under Section 8.2(a) (other than with respect to a breach of a Special Representation or a breach of the representations and warranties set forth in the last sentence of Section 4.7, Section 4.13(d), or Section 4.20):

(i) if Buyer has not provided Seller with such Claim for Indemnification on or before the expiration of the applicable survival period set forth in Section 8.1(a) with respect to such Claim for Indemnification;

(ii) if such Claim for Indemnification has a value of $100,000 or less (the “Threshold Amount”) (and these types of Claims for Indemnification shall not be counted in determining whether the Indemnity Deductible has been reached);

(iii) if the aggregate amount of all such Claims for Indemnification validly asserted by Buyer that are each individually in excess of the Threshold Amount does not exceed 1.0% of the Purchase Price (the “Indemnity Deductible”) and then Seller shall only be liable to the extent the aggregate amount of such Claims exceed the Indemnity Deductible; and/or

(iv) to the extent the aggregate amount of all such Claims for Indemnification validly asserted by Buyer that are each individually in excess of the Threshold Amount and in the aggregate in excess of the Indemnity Deductible exceed $5,000,000.

(c) Seller shall not have any Liability with respect to a Claim for Indemnification under Section 8.2(b) for an Inventory Claim if the aggregate amount of such Claim for Indemnification validly asserted by Buyer does not exceed $100,000 and then Seller shall be liable to Buyer for the aggregate amount of the Inventory Balance.

Section 8.2 Indemnification Provisions for Buyer’s Benefit. Effective from and after the Closing, subject to Section 8.1, Seller hereby indemnifies, defends and holds harmless Buyer and its Affiliates and its and their respective officers, directors, managers, unitholders, members, partners and employees (which, for the avoidance of doubt, includes the Companies from and after the Closing but does not include any holders of publicly-traded securities (collectively, the “Buyer Indemnified Persons”)) from and against any Adverse Consequences incurred by any Buyer Indemnified Person arising from or out of or attributable to (without duplication):

(a) the breach or inaccuracy of any representation or warranty of Seller set forth in Article 4 or in the closing certificate to be delivered by Seller pursuant to Section 7.1(d)(ii),

(b) the breach of any covenant or agreement of Seller set forth in this Agreement (including with respect to the Inventory Balance, if any, pursuant to Section 5.7(c));

(c) Seller Taxes; and

(d) Subject Product Pipeline Obligations.

Section 8.3 Indemnification Provisions for Seller’s Benefit. Effective from and after the Closing, Buyer hereby indemnifies, defends and holds harmless Seller, its Affiliates and its and their respective officers, directors, managers, equityholders, members, partners and employees (“Seller Indemnified Persons”) from and against any Adverse Consequences incurred by any Seller Indemnified Person arising from or out of

(a) the breach of any representation or warranty of Buyer set forth in this Agreement or in the closing certificate to be delivered by Buyer pursuant to Section 7.2(d);

(b) the breach of any covenant or agreement of Buyer set forth in this Agreement;

(c) except to the extent the Buyer Indemnified Persons are entitled to indemnification pursuant to Section 8.2, (i) the ownership of the Units and the Companies and/or (ii) the ownership or operation of the Assets, in each case from and after the Closing Date;

(d) any Agreed Employee Obligation that relates to (i) any Transitional Employee that remains employed by, or that is providing services to, Buyer or either Company following December 31, 2016 and/or (ii) any Transitional Employee or Non-Continued Employee that is hired by Buyer or either Company in contravention of Section 6.3(i) during the 12 month period following such Transitional Employee’s or Non-Continued Employee’s termination of employment by Buyer or either Company; and

(e) Active Seller Guarantees.

Section 8.4 Matters Involving Third Parties.

(a) If any third party shall notify any Party (the “Indemnified Party”) with respect to any matter (a “Third-Party Claim”) which may give rise to a Claim for Indemnification against any other Party (the “Indemnifying Party”) under this Article 8, then the Indemnified Party shall promptly notify each Indemnifying Party thereof in writing; provided, however, that no delay on the part of the Indemnified Party in notifying any Indemnifying Party shall relieve the Indemnifying Party from any obligation under this Agreement unless (and then solely to the extent) the Indemnifying Party is prejudiced thereby.

(b) In the case of a Claim for Indemnification based upon a Third-Party Claim, the Indemnifying Party shall have 30 days from its receipt of written notice of such claim to notify the Indemnified Party whether it admits or denies its liability to defend the Indemnified Party against such Third-Party Claim at the sole cost and expense of the Indemnifying Party. The Indemnified Party is authorized, prior to and during such 30-day period, to file any motion, answer or other pleading, or take such other and further action, that the Indemnified Party in its reasonable judgment shall deem necessary or appropriate to protect its interests or those of the Indemnifying Party and that is not prejudicial to the Indemnifying Party.

(c) If the Indemnifying Party admits its liability, it shall have the right and obligation to diligently defend, at its sole cost and expense, the Third-Party Claim. The Indemnifying Party shall have full control of such defense and Proceedings, including any compromise or settlement thereof unless (i) the Indemnifying Party fails to provide reasonable assurance to the Indemnified Party of its financial capacity to defend such Third-Party Claim, (ii) the Third-Party Claim relates to a Material Customer or Material Supplier, (iii) the Third-Party Claim is with respect to a criminal proceeding, action, indictment, allegation or investigation, or (iv) the Indemnified Party reasonably believes that the Adverse Consequences relating to such Third-Party Claim would reasonably be expected to exceed the maximum amount that such Indemnified Party could then be entitled to recover under the provisions of this Article 8. If the compromise or settlement of any Third-Party Claim includes the payment of any amount by, the performance of any obligation by or the limitation of any right or benefit of, the Indemnified Party or the admission by the Indemnified Party of matters of fact or law, such settlement or compromise shall not be effective without the consent of the Indemnified Party, which shall not be unreasonably withheld, conditioned or delayed. If requested by the Indemnifying Party, the Indemnified Party agrees to cooperate in contesting any Third-Party Claim which the Indemnifying Party elects to contest. The Indemnified Party may participate in, but not control, any defense or settlement of any Third-Party Claim fully controlled by the Indemnifying Party pursuant to this Section 8.4(c). An Indemnifying Party shall not, without the written consent of the Indemnified Party, (A) settle any Third-Party Claim or consent to the entry of any judgment with respect thereto which does not include an unconditional written release of the Indemnified Party from all liability in respect of such Third-Party Claim or (B) settle any Third-Party Claim or consent to the entry of any judgment with respect thereto in any manner that may materially and adversely affect the Indemnified Party (other than as a result of money damages covered by the indemnity).

(d) If the Indemnifying Party is not entitled to fully control the defense of a Third-Party Claim pursuant to Section 8.4(c), then the Indemnified Party shall have the right to defend against the Third-Party Claim at the sole cost and expense of the Indemnifying Party (to the extent and only to the extent such costs and expenses are reasonable), with counsel of the Indemnified Party’s choosing, subject to the right of the Indemnifying Party to approve (such approval not to be unreasonably withheld, conditioned or delayed) such counsel and costs and expenses. If the Indemnified Party has assumed the defense against the Third-Party Claim pursuant to this Section 8.4(d), the Indemnified Party (i) shall send written notice to the Indemnifying Party of any proposed settlement and (ii) shall not, without the written consent of the Indemnifying Party, settle any Third-Party Claim or consent to the entry of any judgment with respect thereto without the prior written consent of the Indemnifying Party (such consent not to be unreasonably withheld, conditioned or delayed).

(e) If the Indemnifying Party does not admit its liability or admits its liability but fails to diligently prosecute or settle the Third-Party Claim, then the Indemnified Party shall have the right to defend against the Third-Party Claim at the sole cost and expense of the Indemnifying Party, with counsel of the Indemnified Party’s choosing, subject to the right of the Indemnifying Party to admit its liability and assume the defense of the Third-Party Claim at any time prior to settlement or final determination thereof. If the Indemnified Party has assumed the defense against the Third Party Claim pursuant to this Section 8.4(e), the Indemnified Party shall send written notice to the Indemnifying Party of any proposed settlement and the Indemnifying Party shall have the option for 10 days following receipt of such notice to (i) admit in writing its liability for the Third-Party Claim and consent to such proposed settlement, (ii) admit in writing its liability for the Third-Party Claim and reject, in its reasonable judgment, the proposed settlement and take over (and diligently pursue) the defense and/or settlement of such Third-Party Claim or (iii) deny its liability for the Third-Party Claim, in which case the Indemnified Party may accept such proposed settlement and seek all remedies available to such Indemnified Party against the Indemnifying Party. Any failure by the Indemnifying Party to respond to such notice shall be deemed to be an election under subsection (iii) above.

Section 8.5 Matters Not Involving Third Party Claims. Buyer or Seller, may make a claim for any matter that does not involve a Third-Party Claim in any amount to which Buyer or Seller may be entitled under this Article 8 by providing a Claim for Indemnification against the other promptly after such Indemnified Party has notice of any Adverse Consequence which may give rise to a Claim for Indemnification; provided, however, that no delay on the part of Buyer or Seller in notifying the other shall relieve the Indemnifying Party from any obligation hereunder unless the Indemnifying Party is prejudiced by such delay. The Indemnifying Party shall have 30 days to object to the Claim for Indemnification by delivery of a written notice of such objection to the Indemnified Party specifying in reasonable detail the basis for such objection. Failure to timely respond shall constitute a final and binding acceptance of the Claim for Indemnification by the Indemnifying Party, and the Claim for Indemnification shall be paid in accordance with Section 8.6. If an objection is timely interposed by the Indemnifying Party, then the Indemnified Party and the Indemnifying Party shall negotiate in good faith for a period of 20 Business Days from the date the Indemnified Party receives such objection prior to commencing any arbitration, formal legal action, suit or proceeding with respect to such Claim for Indemnification.

Section 8.6 Final Determination of a Claim. A “final determination” of a Claim for Indemnification shall be (i) a final judgment of any court determining the validity of a disputed claim that is non-appealable; (ii) an award of any arbitrator or arbitration panel determining the validity of such disputed claim, if there is not pending any motion to set aside such award or if the time within which to move to set such award aside has elapsed; (iii) a written termination of the dispute with respect to such claim signed by all of the parties thereto; (iv) a written acknowledgment of the Indemnifying Party that it no longer disputes the validity or amount of such claim; (v) the date on which an Indemnifying Party fails to respond to a Claim for Indemnification as specified in Section 8.5; or (vi) such other evidence of final determination of a disputed claim as shall be reasonably acceptable to the Parties.

Section 8.7 Determination of Adverse Consequences. All indemnification payments under this Article 8 shall be paid by the Indemnifying Party net of any insurance proceeds actually recovered by the Indemnified Party (net of reasonable out of pocket third party expenses incurred in obtaining such indemnification payments and premium adjustment attributable thereto). For the purposes of determining whether a breach or inaccuracy occurred and calculating any Adverse Consequences in connection therewith pursuant to Section 8.2(a), or Section 8.3(a), the representations and warranties in this Agreement shall be read without any materiality (including the word “material”), Material Adverse Effect or similar qualifiers.

Section 8.8 Effect of Investigation. The representations, warranties and covenants of the Indemnifying Party, and the Indemnified Party’s right to indemnification with respect thereto, shall not be affected or deemed waived by reason of any investigation made by or on behalf of the Indemnified Party (including by any of its Representatives) or by reason of the fact that the Indemnified Party or any of its Representatives knew or should have known that any such representation or warranty is, was or might be inaccurate or by reason of the Indemnified Party’s waiver of any condition set forth in Section 7.1 or Section 7.2, as the case may be.

Section 8.9 Exclusive Remedy. BUYER AND SELLER ACKNOWLEDGE AND AGREE THAT, FROM AND AFTER THE CLOSING, THE FOREGOING INDEMNIFICATION PROVISIONS IN THIS ARTICLE 8 SHALL BE THE EXCLUSIVE REMEDY OF BUYER AND SELLER WITH RESPECT TO THE REPRESENTATIONS AND WARRANTIES OF SELLER AND BUYER SET FORTH IN ARTICLE 3 AND ARTICLE 4 AND THE CERTIFICATES DELIVERED AT CLOSING (OTHER THAN CLAIMS ARISING FROM FRAUD, CRIMINAL ACTIVITY OR WILLFUL MISCONDUCT ON THE PART OF A PARTY IN CONNECTION WITH THE TRANSACTIONS). EACH OF BUYER AND SELLER WAIVES AND ACKNOWLEDGES THAT NEITHER IT, NOR ANY SUCCESSOR OR ASSIGN, SHALL HAVE ANY RIGHTS

(INCLUDING STATUTORY OR COMMON LAW RIGHTS AND CLAIMS ARISING UNDER ENVIRONMENTAL LAWS INCLUDING CERCLA) AGAINST THE OTHER PARTIES OR THEIR AFFILIATES WITH RESPECT TO THE TRANSACTIONS OTHER THAN AS IS EXPRESSLY PROVIDED IN THIS AGREEMENT. NOTHING IN THIS SECTION 8.9 SHALL LIMIT ANY PERSON’S RIGHT TO SEEK ANY REMEDY ON ACCOUNT OF ANY PARTY’S FRAUDULENT, CRIMINAL OR WILLFUL MISCONDUCT.

Section 8.10 Limitation on Damages. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT, IN NO EVENT SHALL ANY PARTY BE LIABLE TO ANY OTHER PARTY FOR ANY EXEMPLARY, PUNITIVE, REMOTE, SPECULATIVE, SPECIAL DAMAGES, OR LOSS OF PROFITS EXCEPT (A) TO THE EXTENT ANY SUCH PARTY SUFFERS SUCH DAMAGES (INCLUDING COSTS OF DEFENSE AND REASONABLE ATTORNEY’S FEES INCURRED IN CONNECTION WITH DEFENDING OF SUCH DAMAGES) TO A THIRD PARTY OR (B) ARISING FROM FRAUD, WILLFUL MISCONDUCT OR CRIMINAL ACTIVITY, WHICH DAMAGES (INCLUDING COSTS OF DEFENSE AND REASONABLE ATTORNEY’S FEES INCURRED IN CONNECTION WITH DEFENDING AGAINST SUCH DAMAGES) SHALL NOT BE EXCLUDED BY THIS PROVISION AS TO RECOVERY HEREUNDER.

Section 8.11 EXPRESS NEGLIGENCE. THE FOREGOING INDEMNITIES SET FORTH IN SECTION 5.4 AND THIS ARTICLE 8 ARE INTENDED TO BE ENFORCEABLE AGAINST THE PARTIES IN ACCORDANCE WITH THE EXPRESS TERMS AND SCOPE THEREOF NOTWITHSTANDING ANY EXPRESS NEGLIGENCE RULE OR ANY SIMILAR DIRECTIVE THAT WOULD PROHIBIT OR OTHERWISE LIMIT INDEMNITEES BECAUSE OF THE SIMPLE OR GROSS NEGLIGENCE (WHETHER SOLE, CONCURRENT, ACTIVE OR PASSIVE) OR OTHER FAULT OR STRICT LIABILITY OF ANY INDEMNIFIED PARTIES. THE PARTIES HERETO ACKNOWLEDGE THAT THE INDEMNITIES SET FORTH HEREIN MAY RESULT IN THE INDEMNITY OF A PARTY FOR ITS SIMPLE OR GROSS NEGLIGENCE (WHETHER SOLE, CONCURRENT, ACTIVE OR PASSIVE) OR OTHER FAULT OR STRICT LIABILITY OF THE INDEMNIFIED PARTY.

ARTICLE 9

TERMINATION

Section 9.1 Termination of Agreement. Prior to the Closing, this Agreement may be terminated by:

(a) the written consent of Seller and Buyer;

(b) Buyer, upon written notice to Seller, if:

(i) there has been a breach by Seller of any representation, warranty, covenant or agreement of Seller contained in this Agreement (A) such that any of the conditions set forth in Section 7.1(a), Section 7.1(b), Section 7.1(c), and/or Section 7.1(d) would not be satisfied as of the Outside Closing Date and (B) such breach is incapable of being cured or has not been cured by Seller within 10 days after written notice thereof from Buyer;

(ii) the condition set forth in Section 7.1(h) has not been satisfied on or before the Outside Closing Date;

(iii) the condition set forth in Section 7.1(i) or in Section 7.1(j) has not been satisfied on or before the Outside Closing Date; or

(iv) if Parent has not received a debt commitment letter in the form attached as Schedule 9.1(b) executed by Chambers Energy (as defined in such debt commitment letter) within two Business Days following the Execution Date.

(c) Seller, upon written notice to Buyer, if:

(i) there has been a breach by Buyer of any representation, warranty, covenant or agreement of Buyer contained in this Agreement (A) such that any of the conditions set forth in Section 7.2(a), Section 7.2(b), Section 7.2(c) and/or Section 7.2(d) would not be satisfied as of the Outside Closing Date and (B) such breach is incapable of being cured or has not been cured by Buyer within 10 days after written notice thereof from Seller; or

(ii) the condition set forth in Section 7.2(h) has not been satisfied on or before the Outside Closing Date; and

(d) by either Buyer or Seller upon written notice to the other Party, if any of the conditions set forth in Section 7.1(e), Section 7.1(f), Section 7.1(g), Section 7.2(e), Section 7.2(f) and/or Section 7.2(g) have not been satisfied on or before the Outside Closing Date;

provided, however, that neither Seller nor Buyer shall be entitled to terminate this Agreement pursuant to Section 9.1(b), Section 9.1(c) or Section 9.1(d) if such Party is at such time in material breach of its representations, warranties, covenants or agreements contained herein.

Section 9.2 Effect of Termination.

(a) If any Party terminates this Agreement pursuant to Section 9.1, written notice thereof shall be given to the other Parties, specifying the provision of this Agreement pursuant to which termination is made, and all rights and obligations of the applicable Parties under this Agreement shall terminate (other than the indemnification provisions of Section 5.4(c), this Section 9.2, the provisions of Article 11 (other than Section 11.1) and such portions of Article 1 as are necessary to give effect to the foregoing, all of which shall survive termination of this Agreement); provided, however, that notwithstanding anything herein to the contrary, if such termination shall result from the willful and knowing (i) failure of either Party to fulfill a condition to the performance of the obligations of the other Party, (ii) failure to perform a covenant of this Agreement or (iii) breach by any Party hereto of any representation, warranty, covenant or agreement contained herein, such Party shall be fully liable for any and all Adverse Consequences incurred or suffered by the other Party as a result of such failure or breach; provided, further, that if this Agreement is terminated under the circumstances described in Section 9.2(c), the sole remedy of Seller shall be as set forth in Section 9.2(c).

(b) If this Agreement is terminated by (i) the Parties pursuant to Section 9.1(a), (ii) Buyer pursuant to (A) Section 9.1(b)(i) as a result of a breach by Seller of Section 5.3(a)(i), (B) Section 9.1(b)(iii) or (C) Section 9.1(b)(iv), or (iii) any Party pursuant to Section 9.1(d), then Seller shall cause the Deposit Bank to promptly disburse the Deposit Amount to Buyer, free and clear of any claims thereon by Seller.

(c) If this Agreement may be terminated by Seller because of the failure of Buyer to close in the instance where, as of the Outside Closing Date, (i) all of the conditions set forth in Section 7.1 (excluding conditions that, by their terms, cannot be satisfied until the Closing) have been satisfied (or waived, or deemed to have been waived, by Buyer), (ii) Seller is ready, willing and able to close, (iii) Buyer has secured the Equity Financing on or prior to the Outside Closing Date and (iv) Buyer nevertheless elects not to promptly close, then in either such event, the Parties agree and acknowledge that Seller would not have any adequate remedy at law and would suffer damages that are not practicable to ascertain, and Seller shall be entitled to, at its option, (A) specific performance against either Buyer or Parent, without any requirement for the securing or posting of any bond in connection with such remedy, or (B) terminate this Agreement and retain the Deposit Amount as liquidated damages. Seller agrees that, to the fullest extent permitted by Law, Seller’s right to either specific performance or the payment of such Deposit Amount as provided in this Section 9.2(c) shall be the sole and exclusive remedies of Seller with respect to Buyer’s failure to close as contemplated by this Section 9.2(c).

(d) In the event this Agreement is terminated for any reason (other than as provided in Section 9.2(b) or Section 9.2(c)), then Seller shall be entitled to retain the Deposit Amount, free and clear of any claims thereon by Buyer as the sole and exclusive remedy (except as provided in Section 9.2(a)) of Seller or any of its respective Affiliates against Buyer or any of its Affiliates or any of their respective stockholders, partners, members or Representatives for any and all Adverse Consequences that may be suffered based upon, resulting from or arising out of the circumstances giving rise to such termination, and upon payment of the Deposit Amount to Seller in accordance with this Section 9.2, none of the Buyer or any of its Affiliates or any of their respective stockholders, partners, members or Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions except as provided in Section 9.2(a).

(e) Upon termination of this Agreement, Buyer shall destroy or return to Seller all data, assessments and/or reports, maps and other information furnished by or on behalf of Seller to Buyer or prepared by or on behalf of Buyer in connection with its due diligence investigation of the Units and Assets, in each case, in accordance with the Confidentiality Agreement and, if Buyer elects to destroy any such information, an officer of Buyer shall certify the destruction of such information to Seller in writing.

ARTICLE 10

RELEASE

Section 10.1 Seller Release. Simultaneously with the Closing, Seller, on behalf of itself and its Affiliates (other than the Companies), hereby unconditionally and irrevocably releases and forever discharges, effective as of and forever after the Closing Date, to the fullest extent permitted by Law, each of the Companies and their respective officers, directors, managers and employees from any and all debts, Liabilities, Proceedings, judgments or controversies of any kind whatsoever (collectively, “Pre-Transaction Claims”) that Seller and its Affiliates (other than the Companies), may possess, if any, against any Company and its respective officers, directors, managers and employees, including, to the extent arising out of or based upon any agreement or understanding or act or failure to act (INCLUDING ANY ACT OR FAILURE TO ACT THAT CONSTITUTES ORDINARY OR GROSS NEGLIGENCE OR RECKLESS OR WILLFUL MISCONDUCT OR STRICT LIABILITY), misrepresentation, omission, transaction, fact, event or other matter, in each case occurring prior to the Closing Date (whether based at law or in equity or otherwise, foreseen or unforeseen, matured or unmatured, known or unknown, accrued or not accrued) (collectively, “Pre-Transaction Matters”), including: (a) claims by Seller or its Affiliates (other than the Companies) with respect to repayment of loans or other indebtedness; (b) any rights, titles and interests in, to or under any agreements, arrangements or understandings to which Seller or any of its Affiliates (other than the Companies), is a party; and (c) claims by Seller and its Affiliates (other than the Companies), with respect to dividends, distributions, violations of preemptive rights and Seller’s status as a member or other security holder of any of the Companies; provided, however, that this Section 10.1 shall not apply to any Claim for Indemnification, debts, Liabilities, Proceedings, judgments or controversies of any kind whatsoever pursuant to this Agreement or the other Transaction Documents. Seller, on behalf of itself and its Affiliates (other than the Companies), hereby further agrees, from and after the Closing Date, not to file or initiate any Proceeding before any Governmental Authority on the basis of or respecting any Pre-Transaction Claim concerning any Pre-Transaction Matter that is released under this Section 10.1. Notwithstanding anything in this Section 10.1 to the contrary, the Parties agree that this Section 10.1 shall not limit Refining Company’s obligations under Section 6.8 and/or Seller’s right to the funds included in the Subject Seller Account.

Section 10.2 Buyer Release. Simultaneously with the Closing, each of Parent and Buyer, on behalf of itself and its Affiliates (including the Companies), hereby unconditionally and irrevocably releases and forever discharges, effective as of and forever after the Closing Date, to the fullest extent permitted by Law, Seller and its respective Affiliates and their respective officers, directors, managers and employees from any and all Pre-Transaction Claims that Buyer and its Affiliates (including the Companies) may possess, if any, against Seller and its Affiliates to the extent arising out of or based upon any Pre-Transaction Matters, including: (a) claims by a Company with respect to repayment of loans or other Indebtedness; (b) any rights, titles and interests in, to or under any agreements, arrangements or understandings to which any Company, is a party; and (c) claims by the Companies with respect to dividends and distributions; provided, however, that this Section 10.2 shall not apply to any Claim for Indemnification, debts, Liabilities, Proceedings, judgments or controversies of any kind whatsoever pursuant to this Agreement or the other Transaction Documents. Buyer, on behalf of the Companies, hereby further agrees, from and after the Closing Date, not to file or initiate any Proceeding before any Governmental Authority on the basis of or respecting any Pre-Transaction Claim concerning any Pre-Transaction Matter that is released under this Section 10.2.

ARTICLE 11

MISCELLANEOUS

Section 11.1 Press Releases and Public Announcements. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement without the prior written approval of Buyer and Seller; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable Law or any listing or trading agreement concerning its publicly traded securities (in which case the disclosing Party will use its commercially reasonable efforts to advise the other Parties prior to making the disclosure).

Section 11.2 No Third-Party Beneficiaries. Except for the Buyer Indemnified Persons, the Seller Indemnified Persons and the rights conferred on the Covered Persons pursuant to Section 6.3(g) of this Agreement, this Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

Section 11.3 Entire Agreement. THIS AGREEMENT (INCLUDING THE DISCLOSURE SCHEDULE, THE SCHEDULES AND THE EXHIBITS HERETO), THE CONFIDENTIALITY AGREEMENT AND THE OTHER TRANSACTION DOCUMENTS CONSTITUTE THE ENTIRE AGREEMENT AMONG THE PARTIES WITH RESPECT TO THE SUBJECT MATTER HEREOF AND THEREOF AND SUPERSEDE ANY PRIOR UNDERSTANDINGS, AGREEMENTS OR REPRESENTATIONS BY OR AMONG THE PARTIES, WRITTEN OR ORAL, WITH RESPECT TO THE SUBJECT MATTER HEREOF AND THEREOF.

Section 11.4 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests or obligations under this Agreement without the prior written approval of the other Parties; provided, however, that Buyer may assign either this Agreement or any of its rights, interests or obligations hereunder, without the prior written approval of any other Party, to any Affiliate of Buyer controlled by Parent; provided further, however, that no such assignment by Buyer shall (a) relieve Buyer from any of its obligations under this Agreement or (b) delay, impair or impede the consummation of the Transactions or the performance of Buyer’s obligations hereunder. A reference to any Party to this Agreement or another agreement or document includes the Party’s permitted successors and assigns.

Section 11.5 Counterparts. This Agreement may be executed in one or more counterparts (including by means of facsimile or electronic delivery), each of which shall be deemed an original, but all of which together will constitute one and the same instrument.

Section 11.6 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 11.7 Notices. All notices, requests, demands, claims and other communications under this Agreement shall be in writing and shall be delivered personally, or sent by bonded overnight courier, or mailed by U.S. Express Mail or by certified or registered United States Mail with all postage fully prepaid or transmitted by facsimile, addressed to Seller or Buyer, as appropriate, at the address for such Person shown below or at such other address as Seller or Buyer shall have theretofore designated by written notice delivered to the other Parties:

If to Seller:

Black Elk Refining LLC

3950 Braxton, Suite 100

Houston, Texas 77063

Facsimile: (713) 914-9307

Attention: Anthony P. Lewis

With a copy (which shall not constitute notice) to:

Latham & Watkins

811 Main Street, Suite 3700

Houston, Texas 77002

Facsimile: (713) 546-7479

Attention: J. Michael Chambers

If to Buyer:

c/o Par Pacific Holdings, Inc.

800 Gessner Rd., Suite 875

Houston, Texas 77024

Facsimile: (832) 518-5203

Attention: James Matthew Vaughn, General Counsel

With a copy (which shall not constitute notice) to:

Porter Hedges LLP

1000 Main St., 36th Floor

Houston, Texas 77002

Facsimile: (713) 226-6249

Attention: E. James Cowen

Any notice given in accordance herewith shall be deemed to have been given only when delivered to the addressee in person, or by courier or facsimile, during normal business hours on a Business Day (or if delivered or transmitted after normal business hours on a Business Day or on a day other than a Business Day, then on the next Business Day), or upon actual receipt by the addressee during normal business hours on a Business Day after such notice has either been delivered to an overnight courier or deposited in the United States Mail, as the case may be (or if delivered after normal business hours on a Business Day or on a day other than a Business Day, then on the next Business Day). Seller or Buyer may change the address to which such communications are to be addressed by giving written notice to the other Parties in the manner provided in this Section 11.7. If a date specified herein for giving any notice or taking any action is not a Business Day (or if the period during which any notice is required to be given or any action taken expires on a date which is not a Business Day), then the date for giving such notice or taking such action (and the expiration date of such period during which notice is required to be given or action taken) shall be the next day which is a Business Day.

Section 11.8 Governing Law. THIS AGREEMENT, AND ALL CLAIMS OF CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE DOMESTIC LAWS OF THE STATE OF TEXAS WITHOUT GIVING EFFECT TO ANY CHOICE OR CONFLICT OF LAW PROVISION OR RULE (WHETHER OF THE STATE OF TEXAS OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF TEXAS.

Section 11.9 Jurisdiction and Venue; Waiver. Any Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the Transactions shall be brought exclusively in the courts of the State of Texas and the federal courts in the Southern District of Texas, in each case located in Harris County. Each of the Parties (a) consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding, (b) irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum, (c) will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (d) will not bring any action relating to this Agreement or any of the Transactions in any other court. Process in any such suit, action or proceeding may be served on any Party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each Party agrees that service of process on such Party as provided in Section 11.7 will be deemed effective service of process on such Party. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY DISPUTE IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS OR THE TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.9.

Section 11.10 Specific Performance. The Parties hereby agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law in the event that the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the Party whose performance is required and that, prior to termination pursuant to Section 9.1, each Party shall be entitled to specific performance of the terms hereof. It is accordingly agreed that such Party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the courts of the State of Texas and the federal courts in the Southern District of Texas, in each case located in Harris County. Each of the Parties hereby waives any requirement for the securing or posting of any bond in connection with such remedy, this being in addition to any other remedy to which they are entitled at law or in equity, subject to the limitations set forth in this Agreement.

Section 11.11 Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by Buyer and Seller. No waiver by any Party of any provision of this Agreement or any default, misrepresentation or breach of warranty or covenant under this Agreement, whether intentional or not, shall be valid unless the same shall be in writing and signed by the Party making such waiver, and no such waiver be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant under this Agreement or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

Section 11.12 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

Section 11.13 Expenses. Each Party will bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the Transactions. All applicable conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the consummation of the Transactions shall be borne equally by Buyer and Seller.

Section 11.14 Joint Drafting. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

Section 11.15 Construction. All references in this Agreement to Exhibits, Articles, Sections, subsections and other subdivisions refer to the corresponding Exhibits, Articles, Sections, subsections and other subdivisions of or to this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections and other subdivisions of this Agreement are for convenience only, do not constitute any part of this Agreement, and shall be disregarded in construing the language hereof. The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof,” and words of similar import, refer to this Agreement as a whole and not to any particular Article, Section, subsection or other subdivision unless expressly so limited. The words “this Article,” “this Section” and “this subsection,” and words of similar import, refer only to the Article, Section or subsection hereof in which such words occur. Wherever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” All references to “$” or “dollars” shall be deemed references to United States dollars. Each accounting term not defined herein will have the meaning given to it under GAAP as interpreted as of the Execution Date. Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender, and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires. Unless expressly provided otherwise, any reference to any Law shall be deemed also to refer to (a) all rules and regulations promulgated thereunder, unless the context requires otherwise, and (b) such Law as it may be amended from time to time.

Section 11.16 Incorporation of Exhibits and Disclosure Schedule. The Exhibits, Schedules and Disclosure Schedule identified in this Agreement are incorporated in this Agreement by reference and made a part of this Agreement.

Section 11.17 Bold and/or Capitalized Letters. THE PARTIES AGREE THAT THE BOLD AND/OR CAPITALIZED LETTERS IN THIS AGREEMENT CONSTITUTE CONSPICUOUS LEGENDS.

[Signature pages follow.]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

SELLER:

BLACK ELK REFINING, LLC

By:	/s/ Anthony Lewis
Name:	Anthony Lewis
Title:	CEO

[Signature Page to Unit Purchase Agreement]

BUYER:

PAR WYOMING, LLC

By:	/s/ William Pate
Name:	William Pate
Title:	President and Chief Executive Officer

SOLELY FOR PURPOSES OF SECTION 5.12, SECTION 5.13, SECTION 9.2(c) AND SECTION 10.2:

PARENT:

PAR PACIFIC HOLDINGS, INC.

By:	/s/ William Pate
Name:	William Pate
Title:	President and Chief Executive Officer

[Signature Page to Unit Purchase Agreement]